UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Arcellx, Inc.
(Name of Subject Company)

Arcellx, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
03940C100
(CUSIP Number of Class of Securities)
Rami Elghandour
President, Chief Executive Officer and Chairman of the Board of Directors
Arcellx, Inc.
800 Bridge Parkway
Redwood City, CA 94065
(240) 327-0630
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Robert T. Ishii
Dan Koeppen
Ross J. Tanaka
Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza
Spear Tower, Suite 3300
San Francisco, California 94105
(415) 947-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.   SUBJECT COMPANY INFORMATION
(a)   Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Arcellx, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 800 Bridge Parkway, Redwood City, California 94065. The Company’s telephone number at such address is (240) 327-0630.
(b)   Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (“Shares”). As of the close of business on March 3, 2026, there were (i) 58,672,448 Shares issued and outstanding, (ii) 6,724,330 Shares subject to issuance pursuant to outstanding options to purchase Shares (the “Company Options”), (iii) 3,927,127 Shares subject to issuance pursuant to outstanding restricted stock units to acquire Shares (assuming maximum levels of attainment of performance goals, in the case of restricted stock units that are subject to performance-based vesting conditions) (the “Company RSUs”), and (iv) 8,546 Shares subject to outstanding purchase rights under the Amended and Restated Arcellx, Inc. 2022 Employee Stock Purchase Plan (the “Company ESPP”) (assuming a purchase price equal to the fair market value of a Share on the first day of the offering period under the Company ESPP).
ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON
(a)   Name and Address
The filing person is the Company, the subject company. The name, business address and business telephone number of the Company are set forth in the section titled “Item 1. Subject Company Information — Name and Address” above.
(b)   Tender Offer
This Schedule 14D-9 relates to the tender offer (the “Offer”) by Ravens Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), for all of the Company’s outstanding Shares, other than any Shares owned immediately prior to the effective time of the Merger (as defined below) by the Company (including those held in the Company’s treasury) and any Shares owned both as of the date of the commencement of the Offer and immediately prior to the effective time of the Merger by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, at a price per Share of (x) $115.00 per Share (the “Closing Amount”), net to the seller in cash, without interest, subject to withholding tax, plus (y) one (1) contractual contingent value right (a “CVR”), which represents the right to receive one contingent payment of $5.00 per CVR in cash, without interest, and subject to any withholding tax, payable on March 31, 2030, subject to cumulative worldwide Sales (as defined in the CVR Agreement (as defined below)) of the Company’s anitocabtagene autoleucel (anito-cel) product exceeding $6.0 billion on or prior to December 31, 2029 (the “Milestone”) and the other terms and conditions set forth in a contingent value rights agreement (the “CVR Agreement”), to be entered into by and among Parent, Computershare, Inc., a Delaware corporation (“Computershare”), and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (“Computershare Trust” and, together with Computershare, the “Rights Agent”) (the Closing Amount plus one (1) CVR, together, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”).
Purchaser commenced the Offer and filed a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2026. The Offer is being made in connection with the Agreement and Plan of Merger, dated as of February 22, 2026 (together with any amendments or supplements thereto, the “Merger

Agreement”), by and among Parent, Purchaser and the Company. The Offer will expire at one minute after 11:59 p.m. Eastern Time on April 2, 2026 (the “Expiration Date”), unless Purchaser extends the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended, or the Offer is earlier terminated.
Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of the conditions to the Offer, Purchaser will (and Parent will cause Purchaser to), after the expiration of the Offer (i) irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) as promptly as practicable after the Offer Acceptance Time (and in any event within three (3) business days) pay for such Shares, in each case, in accordance with the procedures set forth in the Offer to Purchase.
As soon as practicable following (but in any event on the same date as) the Offer Acceptance Time and the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger,” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”) pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (“DGCL”), without a vote of the Company’s stockholders, and the Company will be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.
At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares owned immediately prior to the Effective Time by the Company (including those held in the treasury of the Company), (ii) Shares owned both as of the commencement of the Offer and immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted by Purchaser for purchase pursuant to the Offer (each of (i), (ii) and (iii) will be cancelled and no consideration will be delivered in exchange therefor), and (iv) Shares held by stockholders of record or held by beneficial owners who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive, on a per Share basis, (A) the Closing Amount in cash, without any interest thereon, subject to any withholding tax, plus (B) one (1) CVR per Share (clauses (A) and (B), collectively, the “Merger Consideration”).
At or prior to the Offer Acceptance Time, Parent and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs issued pursuant to the Offer.
See the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Treatment of Equity Awards in the Transactions” below for a discussion of the treatment of the Company Options and the Company RSUs.
The foregoing summary and description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. A more complete description of the Merger Agreement and the CVR Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Transaction Agreements — The Merger Agreement” and “The Transaction Agreements — The CVR Agreement.”
As set forth in the Offer to Purchase, the principal executive offices of Purchaser and Parent are located at 333 Lakeside Drive, Foster City, California 94404, and their telephone number is (650) 574-3000.
Information relating to the Offer, including this Schedule 14D-9 and other related documents, will be made available for free at the SEC’s website at www.sec.gov. The Company investors and securityholders may also obtain, free of charge, this Schedule 14D-9 and other related documents that the Company has filed with or furnished to the SEC under the “SEC Filings” section of the Company’s investor relations website at https://ir.arcellx.com/financials/sec-filings.

ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The board of directors of the Company (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Arrangements with Parent, Purchaser and their Affiliates
Merger Agreement
On February 22, 2026, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the material terms of the Merger Agreement and CVR Agreement set forth in Section 11 (Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements) of the Offer to Purchase and the description of the terms and conditions of the Offer set forth in Section 13 (Conditions of the Offer) of the Offer to Purchase and the related procedures and withdrawal rights set forth in the Offer to Purchase, in each case, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the CVR Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (e)(15), (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
The Company stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.
The Merger Agreement has been filed with the SEC and is incorporated herein by reference to provide the Company investors and stockholders with information regarding the terms of the Merger Agreement. The representations and warranties of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Purchaser. In addition, such representations and warranties (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by documents filed with, or furnished to, the SEC by the Company prior to the date of the Merger Agreement, (iii) have been qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (iv) are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors, (v) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (vi) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, the Company investors and stockholders should not rely on such representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or business. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that the Company files with the SEC.
Tender and Support Agreements
Concurrently with entry into the Merger Agreement, Parent and Purchaser entered into tender and support agreements (collectively, the “Tender and Support Agreements”) with each of the directors and executive officers of the Company and certain other members of the Company’s management team, solely in their respective capacities as stockholders of the Company, entities affiliated with New Enterprise

Associates, and entities affiliated with SR One Capital Fund I Aggregator, L.P. (collectively, the “Supporting Stockholders”). Collectively, as of February 19, 2026, the Supporting Stockholders owned or controlled approximately 10.3% of the outstanding Shares. Parent and the Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements.
The Tender and Support Agreements provide that, no later than ten business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”)) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”), other than Company Options that are not exercised and Company RSUs that are not vested during the Support Period (as defined below).
During the period from February 22, 2026 until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed, in connection with any annual or special meeting of stockholders of the Company, however called, including any adjournment or postponement thereof, or any action proposed to be taken by written consent (if permitted at such time) of the Company’s stockholders, in which the vote, consent or other approval of the stockholders of the Company is sought with respect to the Offer, the Merger, the Merger Agreement or any Acquisition Proposal (as defined in the Merger Agreement), to (i) appear at such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote or cause to be voted, or deliver or cause to be delivered a written consent with respect to all of the Subject Shares, (x) against any Acquisition Proposal (other than the Merger), (y) against any change in membership of the Company Board that is not recommended or approved by the Company Board, and (z) against any other proposed action, agreement or transaction involving the Company that is intended, or would reasonably be expected to, prevent, materially impair, or delay the consummation of, the Offer, the Merger or the Transactions.
During the Support Period, the Supporting Stockholders have further agreed not to, directly or indirectly, (i) create or permit to exist any encumbrance, other than certain permitted encumbrances, on any of the Supporting Stockholders’ Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Supporting Stockholders’ Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of the Supporting Stockholders’ Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power of attorney or other authorization or consent in or with respect to any of the Supporting Stockholders’ Subject Shares, (v) deposit or permit the deposit of any of the Supporting Stockholders’ Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Supporting Stockholders’ Subject Shares, or (vi) take or permit any other action that would in any way prevent, materially delay or materially impair the compliance with the Supporting Stockholders’ obligations thereunder or the transactions contemplated thereby, otherwise make any representation or warranty of the Supporting Stockholders therein untrue or incorrect in any material respect, or have the effect of preventing or disabling the Supporting Stockholders from complying with any of their obligations under the Tender and Support Agreements. The restrictions on Transfer are subject to certain customary exceptions.
Until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement, the Supporting Stockholders will not, and will cause their subsidiaries not to, and will instruct its and their representatives not to directly or indirectly including through another person: (i) conduct or continue any solicitation, knowing encouragement, discussions or negotiations with any persons with respect to an Acquisition Proposal, (ii) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or any negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (iii) approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (iv) knowingly encourage or recommend any other holder of Shares to vote against the Merger or to not tender Shares into the Offer; or (v) resolve, propose or agree to do any of the foregoing. The Tender and Support Agreements provide that the Supporting Stockholders’ obligations under the agreements are solely in their respective capacities as stockholders of the Company, and not, if applicable, in such stockholders’ or any of their affiliates’ capacity as a director, officer or employee of the Company, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of the Company in the taking of any actions (or failures to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company.
The Tender and Support Agreements terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) written notice of termination from Parent to the Supporting Stockholder(s) and (iv) the date on which any amendment or change to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement.
The foregoing description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Tender and Support Agreement, a form of which is filed as Exhibit (e)(14) hereto and is incorporated herein by reference.
CVR Agreement
Each CVR will represent a non-tradable contractual contingent right to receive one contingent payment (the “Milestone Payment”) in an amount equal to $5.00 per CVR in cash, without interest, and subject to any withholding tax, payable on March 31, 2030, subject to the achievement of the Milestone on or prior to December 31, 2029 (the “Milestone Expiration Date”) and the other terms and conditions set forth in the CVR Agreement.
At or prior to such time as Purchaser accepts for purchase the Shares tendered in the Offer after the Expiration Date, Parent and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs to be received by the Company’s stockholders. Each holder of Shares will be entitled to one CVR for each Share outstanding (a) that Purchaser accepts for payment from such holder pursuant to the Offer or (b) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. At the Effective Time, each holder of a Company Option that is then outstanding and unexercised, whether or not vested, and which has a per Share exercise price that is less than the Closing Amount, will be entitled to one CVR for each Share subject to such Company Option immediately prior to the Effective Time. At the Effective Time, each holder of a Company RSU that is then outstanding, whether or not vested, will be entitled to one CVR for each Share subject to such Company RSU immediately prior to the Effective Time (with the number of Shares underlying any Company RSUs that are subject to performance-based vesting conditions determined based on achievement of actual performance in connection with the Merger, as determined by the Company Board or a committee thereof).
The CVRs are contractual rights only governed by the terms and conditions set forth in the CVR Agreement and not transferable except under certain limited circumstances, will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights, will not represent any equity or ownership interest in Parent, Purchaser or the Company, and will not constitute a security of Parent or any of Parent’s affiliates (including the Surviving Corporation). The CVRs will not be registered with the SEC or listed for trading. Whether the Milestone required for payment of the Milestone Payment is achieved will depend on many factors, some within control of Parent and its subsidiaries and others outside the control of Parent and its subsidiaries. The Milestone might not be achieved prior to its expiration or termination of the CVR Agreement, and payment might not be required of Parent with respect to the Milestone. If the Milestone is not achieved on or prior to the Milestone Expiration Date, the Milestone Payment will not be due or payable to holders of CVRs and any associated covenants and obligations of Parent and Purchaser will irrevocably terminate in accordance with the terms of the CVR Agreement, in which case you will receive only the Closing Amount for any Shares you tender in the Offer. No interest will accrue or be payable in respect of amounts payable in cash with respect to the CVRs if the Milestone is achieved.
Parent will owe no obligation or duty, as a fiduciary or otherwise, to the Rights Agent, any holder of CVRs or any other person in connection with its operation of the Surviving Corporation’s business on and following the closing. In the CVR Agreement, the Rights Agent (on behalf of itself and on behalf of the holders of CVRs) will acknowledge that Parent makes (x) no guarantees or promises that the Milestone will be achieved at all or by a specific date or is otherwise achievable, and (y) no statements, assessments or predictions regarding the likelihood of the Milestone being achieved, and that no reliance on any such statements, assessments or predictions with respect to the Milestone should be made.
The right to payment described above is solely a contractual right governed by the terms and conditions set forth in the CVR Agreement. Holders of CVRs will have no greater rights against Parent than those accorded to general, unsecured creditors under applicable legal requirement.
The CVRs will not be transferable except (a) upon death of a holder by will or intestacy, (b) pursuant to a court order, (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowed by The Depository Trust Company (“DTC”), (e) if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (so long as such distribution or transfer does not subject the CVRs to a requirement of registration under the Securities Act of 1933, as amended (the “Securities Act”), or Exchange Act) or (f) to Parent in connection with the abandonment of such CVR by the applicable holder.
The Rights Agent will, acting solely for this purpose as a non-fiduciary agent of Parent, keep a register (the “CVR Register”) for the purpose of recording the names and addresses of the applicable holders, as well as transfers of CVRs as provided in the CVR Agreement. The CVR Register will set forth (x) with respect to holders of the Shares that hold such Shares in book-entry form through DTC immediately prior to the Effective Time, one position for Cede & Co. (as nominee of DTC) representing all such Shares that were converted into the right to receive the Offer Price or Merger Consideration as a consequence of the Merger in accordance with the terms of the Merger Agreement and (y) with respect to (A) holders of Shares that hold such Shares in certificated form immediately prior to the Effective Time that were accepted for payment in the Offer or converted into the right to receive the Merger Consideration as a consequence of the Merger in accordance with the terms of the Merger Agreement, upon delivery to the paying agent by each such holder of the applicable stock certificates, together with a validly executed letter of transmittal and such other customary documents as may be reasonably requested by the paying agent, in accordance with the Merger Agreement, (B) holders of Shares that hold such Shares in book-entry form through the Company’s transfer agent immediately prior to the Effective Time that were accepted for payment in the Offer or converted into the right to receive the Merger Consideration as a consequence of the Merger Agreement, upon delivery to the paying agent by each such holder of a customary agent’s message and such other customary documents as may be reasonably requested by the paying agent, in accordance with the Merger Agreement, (C) holders of Company Options that, at the Effective Time, are then outstanding and unexercised, whether or not vested, and which have a per Share exercise price that is less than the Closing Amount, and (D) holders of Company RSUs, in each case of clauses (A) through (D), the applicable number of CVRs to which each such holder is entitled pursuant to the Merger Agreement (other than, in the case of the foregoing clauses (x), (y)(A) and (y)(B), those who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL). The CVR Register will be updated as necessary by the Rights Agent to reflect the addition or removal of holders (pursuant to any permitted transfers), upon the written receipt of such information by the Rights Agent.
The CVR Agreement provides Parent the right to amend, without the consent of holders of CVRs or the Rights Agent, the CVR Agreement to evidence the succession of another person to Parent and the assumption by any such successor of the covenants of Parent in the CVR Agreement as provided in, and to the extent consistent with, the CVR Agreement, and the CVR Agreement provides Parent and the Surviving

Corporation the right to amend, without the consent of holders of CVRs or the Rights Agent, the CVR Agreement (i) to evidence the succession of another person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent in the CVR Agreement; (ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the holders of CVRs; provided that, in each case, such provisions do not adversely affect the interests of the Rights Agent or the holders of CVRs (as a group and in their capacity as such); (iii) to cure any ambiguity, to correct or supplement any provision in the CVR Agreement that may be defective or inconsistent with any other provision in the CVR Agreement, or to make any other provisions with respect to matters or questions arising under the CVR Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Rights Agent or the holders of CVRs (as a group and in their capacity as such); (iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act (and the rules and regulations promulgated thereunder) or the Exchange Act, and to ensure that the CVRs are not subject to any similar registration or prospectus requirement under applicable securities legal requirements outside of the United States; provided that, in each case, such amendments do not change the Milestone, the Milestone Expiration Date or the Milestone Payment; (v) to reduce the number of CVRs, in the event and to the extent any holder of CVRs agrees to renounce such holder’s rights under the CVR Agreement in accordance with the terms of the CVR Agreement; or (vi) any other amendments to the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the Rights Agent or the holders of CVRs (as a group and in their capacity as such). With the consent of the holders of not less than twenty percent (20%) of the outstanding CVRs, whether evidenced in writing or taken at a meeting of the holders of CVRs, Parent and the Rights Agent may enter into one or more amendments to the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, even if such addition, elimination or change is materially adverse to the interests of the holders.
The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a form of which is filed as Exhibit (e)(15) hereto and is incorporated herein by reference.
Confidentiality Agreement
Prior to signing the Merger Agreement, the Company and Parent entered into a confidentiality agreement, dated as of February 18, 2026 (the “Confidentiality Agreement”), pursuant to which each of the Company and Parent agreed, subject to certain exceptions, to protect the confidentiality of, and restrict the use of, certain confidential information of the other party to be disclosed thereunder in connection with evaluating, negotiating or consummating a possible business transaction between the Company and Parent. The Company’s and Parent’s obligations with respect to confidential information under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement, and will expire three years after the termination of the Confidentiality Agreement or destruction of the confidential information. The Confidentiality Agreement includes a standstill provision for the benefit of the Company, and permitted Parent to make a proposal regarding a possible transaction directly to the Company Board or the Company’s Chief Executive Officer on a confidential basis during the standstill period and a fall-away provision pursuant to which the standstill period will end upon the earliest to occur of (a) 11:59 p.m., Pacific time, on the date that is one year after the date of the Confidentiality Agreement; (b) the date that any person has entered into a binding definitive agreement that has been approved by the Company to acquire more than 50 percent of the outstanding voting securities of the Company or assets of the Company representing more than 50 percent of the consolidated earnings power of the Company; or (c) with respect to a tender or exchange offer commenced by a third person that, if consummated, would result in such person’s acquisition of beneficial ownership of more than 50 percent of the outstanding voting securities of Company, eleven business days after the commencement of such offer unless prior to such date the Company files with the SEC a Schedule 14D-9 or otherwise makes any public announcement that contains a recommendation that Company’s stockholders reject such tender or exchange offer.
The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Collaboration and License Agreement, Common Stock Purchase Agreements, and Standstill Agreements
On December 8, 2022, the Company and Kite Pharma, Inc. (“Kite”), a subsidiary of Parent, entered into a Collaboration and License Agreement (the “Collaboration Agreement”), to co-develop and co-commercialize anito-cel and next-generation autologous and non-autologous CAR-T cell therapy products that use the same D-domain BCMA binder used in anito-cel, in each case, for the treatment of multiple myeloma. The Company also granted Kite an option to include autologous CAR-T-cell therapy products that utilize the Company’s ARC-SparX platform that are directed to BCMA, such as ACLX-001, as well as ARC-SparX products directed to CS1. In December 2023, the Company and Kite amended the Collaboration Agreement, expanding the scope of the collaboration to include lymphomas. Kite also exercised its option to negotiate a license for ACLX-001.
In connection with the initial Collaboration Agreement, the Company received a $225.0 million upfront cash payment in February 2023 and is eligible to receive up to approximately $3.9 billion in clinical, regulatory, and commercial milestone payments. In connection with the December 2023 amendment to the Collaboration Agreement (the “Collaboration Agreement Amendment”), the Company received a $85.0 million upfront cash payment and is eligible for additional potential development milestone payments and the license to Kite of ACLX-001, to offset prespecified development costs over a limited period of time. In 2024, the Company achieved a clinical milestone relating to enrollment in the iMMagine-1 trial for anito-cel and received $68.3 million from Kite.
In the United States, the Company and Kite will equally share profits and losses from the commercialization of the anito-cel and any next-generation autologous CAR-T cell therapy product for which the Company may exercise its option to co-promote with Kite (collectively, the “Co-Promote Products”). For Co-Promote Products outside of the United States and for any other products the Company may license to Kite that are not a Co-Promote Product (the “Non-Co-Promote Products”), the Company is eligible for tiered royalties in the low to mid teen percentages.
The Company and Kite will jointly develop the Co-Promote Products in accordance with mutually agreed development plans and development budgets. The Company will conduct the iMMagine-1 trial for anito-cel and Kite will conduct all other development of the other Co-Promote Products. Other than certain items expressly set forth in the Collaboration Agreement and amendment, the out-of-pocket development costs for activities conducted in the United States for Co-Promote Products will be shared equally by the Company and Kite, and the out-of-pocket development costs for activities conducted outside the United States as part of a global clinical trial for Co-Promote Products will be borne 60% by Kite and 40% by the Company, however Kite will be solely responsible for the costs for country-specific clinical trials and CMC commercial readiness. Kite will be solely responsible for the conduct of development of the Non-Co-Promote Products at its sole cost. In the United States, the Company and Kite will be jointly responsible for commercialization of the Co-Promote Products. Kite will be responsible, at its sole cost, for commercialization of the Co-Promote Products outside the United States and the Non-Co-Promote Products worldwide. Kite will manufacture the licensed products and bear the CMC commercial readiness costs and capital expenses, except that the Company is responsible for manufacturing anito-cel prior to transferring the manufacturing process to Kite and the parties share associated out-of-pocket costs.
Unless earlier terminated, the Collaboration Agreement will continue in effect until no licensed products are being developed or commercialized. The Collaboration Agreement is subject to customary termination provisions including termination by a party for the other party’s uncured, material breach. In the event of certain terminations of the Collaboration Agreement, the Company is entitled to certain reversionary rights with respect to the terminated products.
The Collaboration Agreement contains customary representations, warranties, covenants, and terms governing the prosecution and enforcement of intellectual property.
In connection with the Collaboration Agreement, on December 8, 2022, Parent and the Company entered into a Common Stock Purchase Agreement (the “Stock Purchase Agreement”), pursuant to which Parent agreed to purchase 3,478,261 Shares (the “Initial Purchase”) at a purchase price of $28.75 per Share, which purchase occurred on January 26, 2023. The total consideration for the Initial Purchase was $100.0 million. Additionally, on December 8, 2022, Parent and the Company entered into a Standstill and

Stock Restriction Agreement (the “Standstill Agreement”), pursuant to which Parent agreed to certain transfer and standstill restrictions and received certain registration rights.
In connection with the amendment to the Collaboration Agreement, on November 15, 2023, Parent and the Company entered into a Common Stock Purchase Agreement (the “Second Stock Purchase Agreement”), pursuant to which Parent agreed to purchase 3,242,542 Shares (the “Additional Purchase”) at a purchase price of $61.68 per Share, which purchase occurred on December 28, 2023. The total consideration for the Additional Purchase was $200.0 million. Additionally, on November 15, 2023, Parent and the Company amended and restated the Standstill Agreement (as amended, the “Amended and Restated Standstill Agreement”), pursuant to which Parent agreed to certain additional standstill restrictions and received certain registration rights. On June 28, 2025, the standstill restrictions under the Amended and Restated Standstill Agreement expired.
The foregoing summary and description of the Collaboration Agreement, the Collaboration Agreement Amendment, the Stock Purchase Agreement, the Second Stock Purchase Agreement, and the Amended and Restated Standstill Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement, which are filed as Exhibits (e)(16), (e)(17), (e)(18), (e)(19), and (e)(20) hereto and are incorporated herein by reference.
Arrangements with Current Executive Officers and Directors of the Company
The Company’s executive officers and the non-employee members of the Company Board may be deemed to have certain interests in the Offer and the other Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in the subsection entitled “— Reasons for the Recommendation.”
Consideration for Shares Tendered Pursuant to the Offer
If the Company’s executive officers and non-employee members of the Company Board who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same cash consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Acceptance Time occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of March 6, 2026, the executive officers and directors of the Company beneficially owned, in the aggregate, 781,528 Shares, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs, which are discussed separately in the subsection below entitled “— Effect of the Offer and the Merger on Equity Awards.” If the directors and executive officers were to tender all 781,528 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive an aggregate of $93,783,360 in cash pursuant to tenders into the Offer, assuming the maximum cash payment for CVRs issued in respect of such Shares.
The following table sets forth the number of Shares beneficially owned as of March 6, 2026 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price, assuming the maximum cash payment for CVRs issued in respect of such Shares. There can be no assurance that the Milestone will be achieved or that the Milestone Payments will be made.

Name	Number of Shares Beneficially Owned (#)(1)	Implied Cash Consideration for Shares ($)
Executive Officers
Rami Elghandour, M.B.A.	692,551	83,106,120
Michelle Gilson	33,938	4,072,560
Christopher Heery, M.D.	23,749	2,849,880
Directors
David Lubner, M.S.	21,659	2,599,080
Kavita Patel, M.D.	—	—
Olivia Ware, M.B.A	—	—
Ali Behbahani, M.D., M.B.A.	4,631	555,720
Jill Carroll, M.S.	—	—
Andrew Galligan	5,000	600,000
Kristin Myers	—	—

(1)
In calculating the number of Shares beneficially owned for this purpose, Shares underlying outstanding Company Options (whether or not currently exercisable) and Company RSUs held by each individual are excluded.

Effect of the Offer and the Merger on Equity Awards
Pursuant to the Merger Agreement, at the Effective Time, and without any action on the part of Parent, the Company or any other person, (A) each Company Option that is then outstanding and unexercised, whether or not vested, and which has a per share exercise price that is less than the Closing Amount, will be canceled and converted into the right of the holder to receive (i) (subject to any applicable withholding taxes) a lump-sum cash payment equal to (x) the excess (if any) of (a) the Closing Amount over (b) the per Share exercise price subject to such Company Option, multiplied by (y) the total number of Shares subject to such Company Option immediately prior to the Effective Time, and (ii) one (1) CVR for each Share subject to such Company Option immediately prior to the Effective Time and (B) each Company RSU that is then outstanding, whether or not vested, will be canceled and converted into the right of the holder to receive (i) (subject to any applicable withholding taxes) a lump-sum cash payment equal to (x) the Closing Amount, multiplied by (y) the total number of Shares subject to such Company RSU immediately prior to the Effective Time (with the number of Shares underlying any Company RSUs that are subject to performance-based vesting conditions determined based on achievement of actual performance in connection with the Merger, as determined by the Company Board or a committee of the Company Board), and (ii) one (1) CVR for each Share subject to such Company RSU immediately prior to the Effective Time. At the Effective Time, any Company Option that is then outstanding and unexercised, whether or not vested, that has a per Share exercise price that is equal to or greater than the Closing Amount will be canceled for no consideration payable therefor. No Company Option has an exercise price equal to or greater than the Closing Amount.
Treatment of Executive Officer and Director Equity Awards in the Merger
All Company Options and Company RSUs held by the Company’s executive officers and non-employee directors will be treated as described in the preceding subsection entitled “— Effect of the Offer and the Merger on Equity Awards.”
Table of Estimated Consideration for Executive Officer and Director Equity Awards
The following table sets forth (i) the number of Shares underlying the outstanding Company Options and Company RSUs held by the Company’s executive officers and non-employee directors, as applicable;

and (ii) the estimated cash amounts that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) at the Effective Time in respect of such awards, in each case as of March 6, 2026. Solely for purposes of the table below, we have assumed that the Effective Time occurred on March 6, 2026. The table below does not take into account any vesting, exercise or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between March 6, 2026, and the closing of the Transactions.
Name	Number of Unvested Company Options (#)	Value of Unvested Company Options ($)(1)	Number of Vested Company Options (#)	Value of Vested Company Options ($)(1)	Number of Unvested Company RSUs (#)	Value of Unvested Company RSUs ($)(2)
Executive Officers
Rami Elghandour, M.B.A.	193,374	14,533,957	3,143,365	337,382,780	1,002,786	120,334,320
Michelle Gilson	71,348	5,478,325	204,859	18,830,917	229,656	27,558,720
Christopher Heery, M.D.	51,762	4,005,534	311,497	30,718,035	165,061	19,807,320
Directors
David Lubner, M.S.	9,174	516,680	185,833	19,853,294	—	—
Kavita Patel, M.D.	9,174	516,680	67,060	6,713,453	—	—
Olivia Ware, M.B.A	9,174	516,680	56,276	5,627,308	—	—
Ali Behbahani, M.D., M.B.A.	9,174	516,680	19,470	1,490,681	—	—
Jill Carroll, M.S.	9,174	516,680	19,470	1,490,681	—	—
Andrew Galligan	18,613	944,113	—	—	—	—
Kristin Myers	18,613	944,113	—	—	—	—

(1)
The estimated value of Company Options equals the aggregate number of Shares underlying such Company Options multiplied by the amount, if any, by which the Offer Price exceeds the per share exercise price of such Company Options, assuming the maximum cash payment for CVRs issued in respect of such Company Options. There can be no assurance that the Milestone will be achieved or that the Milestone Payments will be made.

(2)
The estimated value of Company RSUs equals the aggregate number of Shares underlying such Company RSUs multiplied by the Offer Price, with any Company RSUs subject to performance-based vesting conditions calculated assuming that maximum levels of attainment of performance goals are achieved, and assuming the maximum cash payment for CVRs issued in respect of such Company RSUs. There can be no assurance that the Milestone will be achieved or that the Milestone Payments will be made.

Continuing Employees — Employee Benefit Plans
For a period commencing at the Effective Time and ending on the last day of the calendar year in which the closing of the Merger occurs (or, if earlier, until the date of the termination of employment of any Continuing Employee (as defined below)) (such period, the “Continuation Period”), Parent will provide, or cause to be provided, to each individual who is employed by the Company or any of its subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any affiliate thereof) during such period (a “Continuing Employee”), (i) a target cash opportunity that is no less favorable in the aggregate than that in effect for each such Continuing Employee immediately prior to the date of the Merger Agreement (provided that the annual base salary or base wages for any Continuing Employee will not be reduced during the Continuation Period), and (ii) broad-based employee benefits (other than severance, incentive compensation, equity compensation, transaction, retention or non-recurring payments or benefits, deferred compensation arrangements, retiree health and welfare benefits and defined benefit pension plans (the “Excluded Benefits”)) that are substantially comparable in the aggregate either to those provided (excluding the Excluded Benefits) to such Continuing Employees by the Company and its subsidiaries immediately prior to the Effective Time or to those provided (excluding the Excluded Benefits) to similarly situated employees of Parent, as determined by Parent in its sole discretion.
With respect to a benefit plan of Parent or an affiliate or the Surviving Corporation in which a Continuing Employee will be eligible to participate following the Effective Time, Parent will use commercially reasonable efforts to provide that such benefit plan will credit Continuing Employees for service prior to the Effective Time with the Company or any of its subsidiaries and their affiliates or their respective predecessors for purposes of severance eligibility (if applicable), service anniversaries and vacation accruals (but not for purposes of equity award vesting, retirement benefits, non-recurring payments or benefits, any other Excluded Benefits, or as would otherwise result in any duplication of benefits), in each case, to the same extent as such service would have been recognized under comparable plans of the Company or its subsidiaries; provided, however, that, if any Continuing Employee experiences a break in service from the Company on or following the Effective Time, and such Continuing Employee commences employment with Parent or one of its subsidiaries following such break in service, then this paragraph will not apply.
To the extent permitted under applicable legal requirements, with respect to any employee benefit plans maintained for the benefit of the Continuing Employees following the Effective Time, Parent will, and will cause the Surviving Corporation, any of its affiliates and any successor thereto, to use commercially reasonable efforts to (i) cause to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived or satisfied under comparable plans of the Company or its subsidiaries, and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such employees during the calendar year in which the Effective Time occurs under similar plans maintained by the Company or its subsidiaries; provided, however, that, if any Continuing Employee experiences a break in service from the Company on or following the Effective Time, and such Continuing Employee commences employment with Parent or one of its subsidiaries following such break in service, then this paragraph will not apply.
To the extent requested in writing by Parent at least ten days prior to the Effective Time, the Company will take all actions that may be necessary under the Company’s 401(k) plan to terminate the Company’s 401(k) plan at least one day prior to the Effective Time but contingent on the occurrence of the closing of the Merger. The Company will provide to Parent for its reasonable review and comment no later than ten (10) days prior to the date of the closing of the Transactions drafts of any documentation effectuating such termination. Prior to the closing of the Transactions, the Company will deliver to Parent satisfactory evidence of the Company’s actions with respect to the foregoing.
Executive Officer Change in Control and Severance Agreements
Pursuant to the terms of the Company’s change in control and severance agreements (each, a “Severance Agreement”) with its executive officers, if an executive officer’s employment is terminated (i) by the Company without “Cause” (excluding by reason of death or disability) or (ii) due to such executive officer’s resignation for “Good Reason” (each, as defined in the applicable Severance Agreement), in each case, within the period three months prior to or ending 24 months following a change in control of the Company, then such executive officer is entitled to receive the following severance benefits subject to the timely execution and non-revocation of a general release of claims:
•
a lump sum payment equal to the sum of 18 months (24 months with respect to Mr. Elghandour) of such executive officer’s then current annual base salary and 150% (200% with respect to Mr. Elghandour) of such executive officer’s annual target bonus, less applicable withholdings;

•
payment of premiums to maintain group health insurance continuation benefits pursuant to the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), for such executive officer and such executive’s respective eligible dependents for up to 18 months (24 months with respect to Mr. Elghandour); and

•
vesting acceleration as to 100% of the then-unvested shares subject to each of such executive officer’s then outstanding equity awards subject to time-based vesting conditions (and in the case of awards subject to performance-based vesting conditions, such awards will be treated as provided for in the applicable award agreement governing such award).

Upon the closing of the Merger, each executive officer’s equity awards will be treated in the manner set forth in the Merger Agreement, as described in the subsection above entitled “— Effect of the Offer and the Merger on Equity Awards.” Pursuant to the terms of the Severance Agreements, the Company’s executive officers will each also be entitled to receive such payment as would entitle such executive officer to receive the greatest after-tax benefit, even if it means that the Company pay such executive a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”).
For an estimation of the amounts that may be payable to each of the Company’s named executive officers pursuant to his or her offer letter and Severance Agreement, please see Item 8 under the subsection entitled “— Golden Parachute Compensation.”
Executive Performance Company RSU Awards
CEO 2021 Performance RSU Award.   In June 2021, the Company granted Mr. Elghandour an award of Company RSUs under the Company’s 2017 Equity Incentive Plan (the “2017 Plan”) covering 952,804 shares, which was subsequently amended on December 7, 2021 (the “CEO 2021 Performance RSU Award”).
The CEO 2021 Performance RSU Award was part of Mr. Elghandour’s January 2021 employment offer package. The CEO 2021 Performance RSU Award vests pursuant to a service component and a performance component. The service component will be satisfied if Mr. Elghandour remains a service provider through the date that the Company Board determines that the applicable performance component is satisfied. The performance component will be satisfied upon the Company’s achievement of a company value (as defined in the applicable award agreement), as follows: (i) upon achievement of a company value that is equal to $2,500,000,000, or the minimum threshold, 1/6th of the shares subject to the CEO 2021 Performance RSU Award will be eligible to vest; (ii) upon achievement of a company value that is equal to or greater than $5,000,000,000, or the maximum threshold, 100% of the shares subject to the CEO 2021 Performance RSU Award will be eligible to vest; and (iii) upon achievement of a company value that is between the minimum threshold and the maximum threshold, a portion of the shares subject to the CEO 2021 Performance RSU Award will be eligible to vest between 1/6th and 100% based on straight line linear interpolation.
Company value will be measured either (i) on a Change in Control (as defined in the 2017 Plan and including the Merger) based on the aggregate amount of deal consideration paid at the closing of such Change in Control by an acquirer for the Shares or (ii) on June 30 and December 31 of each year following the expiration of any lockup period related to the Company’s initial public offering, and will be measured based on the sum of the Company’s total market capitalization as of the applicable measurement date, based on the average closing trading price of one share of the Shares over the 60 day period ending on the day prior to such measurement date, less the aggregate value of all cash, cash equivalents and marketable securities held by the Company on the applicable measurement date.
On February 27, 2025, the Compensation Committee of the Company Board (the “Compensation Committee”) determined that performance criteria under the CEO 2021 Performance RSU Award were partially satisfied (measured as of December 31, 2024), such that the award vested as to 668,416 shares. The unvested portion of the award remains outstanding and will vest pursuant to the terms of the agreement governing the CEO 2021 Performance RSU Award.
CEO 2023 Performance RSU Award.   In January 2023, the Company granted Mr. Elghandour an award of Company RSUs under the Company’s 2022 Equity Incentive Plan (the “2022 Plan”) covering 495,000 Shares (the “CEO 2023 Performance RSU Award”).
The CEO 2023 Performance RSU Award was a one-time pre-initial public offering (“IPO”) award. This award was part of Mr. Elghandour’s January 2021 employment offer package to be granted at the time of the Company’s IPO in February 2022. However, Mr. Elghandour voluntarily declined the award at the time of the Company’s IPO to ensure that the Company had sufficient equity reserves for all employees of the Company to receive an equity grant at the IPO, which was very important to Mr. Elghandour. The strain on the equity pool was a result of the market downturn in 2022 which resulted in insufficient shares to fulfill both Mr. Elghandour’s performance RSU award and ensure every employee received an IPO grant. In consideration of Mr. Elghandour’s decline of such award, as well as the Company’s strong performance in 2022 including our IPO and the execution of a transformational partnership with Kite, the Company Board, upon the recommendation of the Compensation Committee, subsequently granted the CEO 2023 Performance RSU Award to Mr. Elghandour on January 3, 2023, when sufficient equity reserves were available. Mr. Elghandour has not declined any other awards.
The CEO 2023 Performance RSU Award vests on substantially the same terms applicable to the CEO 2021 Performance RSU Award, with appropriate adjustments to reflect the terms of the 2022 Plan.
On February 27, 2025, the Compensation Committee determined that performance criteria under the CEO 2023 Performance RSU Award were partially satisfied (measured as of December 31, 2024), such that the award vested as to 347,255 shares. The unvested portion of the award remains outstanding and will vest pursuant to the terms of the agreement governing the CEO 2023 Performance RSU Award.
2026 Executive PSUs.   In January 2026, the Company granted the executives Company RSUs under the 2022 Plan covering, for Mr. Elghandour, 138,888 Shares, for Ms. Gilson, 59,028 Shares, and for Mr. Heery, 45,138 Shares, each assuming maximum performance (the “2026 Executive Performance RSU Awards”). At target performance, the number of Shares that may vest is 50% of maximum achievement.
The 2026 Executive Performance RSU Awards vest pursuant to a service component and a performance component. The service component will be satisfied if an executive remains a service provider through the date that the Company Board determines that the applicable performance component is satisfied. The performance component will be satisfied upon the Company’s achievement of Total Shareholder Value (as defined in the applicable award agreements) (“TSR”) against companies comprising the Nasdaq Biotechnology Index, measured from January 1, 2026, through December 31, 2028, as follows: (i) upon achievement of TSR at or above 75%, the awards are eligible to vest at maximum achievement, (ii) upon achievement of TSR at 50%, the awards are eligible to vest at target achievement, (iii) upon achievement of TSR at 25%, the awards are eligible to vest at 50% of target achievement, and (iv) upon achievement of TSR below 25%, no portion of the awards are eligible to vest. If TSR is between 25% and 75%, achievement will be determined by linear interpolation.
In the event of a Change in Control (as defined in the 2022 Plan and including the Merger), achievement will be determined based on the Transaction Value Per Share (as defined in the applicable award agreements). It is expected that the 2026 Executive Performance RSU Awards will vest at maximum levels of attainment of performance goals in connection with the Merger.
Potential Payment of Certain Taxes
The parties have agreed that the Company may pay up to an aggregate of $25,000,000, inclusive of any gross-up payments, to employees of the Company, including the Company’s executive officers, to facilitate the payment of taxes imposed upon them by Section 4999 of the Code as a result of a payment being classified as a parachute payment under Section 280G of the Code. An employee affected by such taxes must execute an agreement with the Company which contains covenants to remain employed with the Company through the closing of the Merger and to perform or accept any mitigation strategies that the Company and Parent may require in consultation with appropriate experts. As of the date of this Schedule 14D-9, the Company has not paid, or committed to pay, any such payments or entered into any such agreements with its executive officers.
Employment Arrangements Following the Closing
As of the date of this Schedule 14D-9, none of the Company’s executive officers have (i) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Parent or Purchaser; or (2) entered into any definitive agreements or arrangements regarding employment or other retention with the Surviving Corporation or with Parent or Purchaser to be effective following the consummation of the closing of the Merger. However, prior to the closing of the Merger, Parent or Purchaser may initiate discussions regarding employment or other retention terms and may enter into definitive agreements regarding employment or retention for certain of the Company’s employees to be effective as of the closing of the Merger.
Rule 14d-10(d) Matters
Prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the Compensation Committee, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or its subsidiaries or their respective affiliates and any of the officers, directors or employees of the Company or its subsidiaries that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. Promptly upon Parent or any of its affiliates entering into any such arrangement with any of the officers, directors or employees of the Company or its subsidiaries, Parent will provide to the Company any and all information concerning such arrangements as may be needed by the Company to comply with this paragraph.
Director and Officer Indemnification and Insurance
Under Section 145 of the DGCL, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities.
The Company’s Amended and Restated Certificate of Incorporation (as amended from time to time, the “Charter”) provides that the Company will indemnify its directors to the fullest extent permitted by applicable law and will have the power to indemnify any of its officers, employees or agents to the extent permitted by applicable law. In addition, the Company’s Amended and Restated Bylaws (as amended from time to time, the “Bylaws”) provides that the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL and may indemnify its employees and other agents to the extent not prohibited by the DGCL or other applicable law. The Charter further provides that, to the fullest extent permitted by the DGCL as the same exists or as may be amended from time to time, a director or officer of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. Delaware law prohibits the Charter from limiting the liability of the Company’s directors and officers for the following: (i) any breach of the director’s or officer’s duty of loyalty to the Company or to its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) with respect to directors, unlawful payment of dividends or unlawful stock repurchases or redemptions; (iv) any transaction from which the director or officer derived an improper personal benefit; and (v) with respect to officers, any action by or in the right of the Company.
As permitted by the DGCL, the Bylaws also provide that: (i) the Company is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and (iv) the rights conferred in the Bylaws are not exclusive.
The Company has entered into separate indemnification agreements (the “Indemnity Agreements”) with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Charter and the Bylaws and to provide additional procedural protections.
The Merger Agreement provides that for a period of six (6) years from the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of each of the Company and its subsidiaries under the certificate of incorporation and bylaws (or other organizational or governing documents) of each of the Company and its subsidiaries, and the indemnification agreements set forth in the confidential disclosure letter delivered by the Company to Parent concurrently with the execution of the Merger Agreement, in each case as in effect on the date of the Merger Agreement, will continue in full force and effect in accordance with their terms and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Person (as defined below), and Parent will cause the Surviving Corporation to perform its obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent will cause the Surviving Corporation and its subsidiaries to, and the Surviving Corporation agrees that it will, pursuant to and to the extent provided in the certificate of incorporation and bylaws (or other organizational documents) of each of the Company and its subsidiaries, and the indemnification agreements entered into between the Company and each of the Company’s directors and officers, in each case as in effect on the date of the Merger Agreement, indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its subsidiaries or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its subsidiaries as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the transactions and actions contemplated thereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable legal requirements. The Merger Agreement provides that, in the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Parent, the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational or governing documents, in each case, as in effect on the date of the Merger Agreement; provided, however, that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s or any of its subsidiaries’ certificate of incorporation or bylaws (or comparable organizational or governing documents) or any such indemnification or other similar agreements, as applicable, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification, and (y) Parent, the Surviving Corporation and its subsidiaries, as applicable, will reasonably cooperate in the defense of any such matter.
Additionally, the Merger Agreement provides that, for a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by or for the benefit of the Company and its subsidiaries or provide substitute policies for the Company and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance currently maintained by or for the benefit of the Company and its subsidiaries, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance), except that in no event will Parent or the Surviving Corporation be required to pay with respect to such insurance policies an annual premium greater than 300% of the annual premium most recently paid by the Company prior to the date of the Merger Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by the Merger Agreement it will obtain as much comparable insurance as possible for the years within such six (6) year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the closing date, the Company will use reasonable best efforts to purchase a “tail” directors’ and officers’ liability insurance policy for the Company and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however, that in no event will the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation will maintain such policies in full force and effect, and continue to honor the obligations thereunder.
The foregoing summary and description of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Charter, the Bylaws and the form of Indemnity Agreement, which, together with applicable amendments thereto, are filed as Exhibits (e)(1), (e)(3), (e)(4), (e)(5), and (e)(6) hereto, respectively, and are incorporated herein by reference.

Section 16 Matters
Prior to the Offer Acceptance Time, the Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)) will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options and Company RSUs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION
Recommendation of the Company Board
At a meeting held on February 22, 2026, after careful discussion and consideration, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger and the Offer, are fair to, and in the best interests of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, approve the CVR Agreement, and the Transactions, (iii) approved and declared it advisable for the Company to execute, deliver, and perform under, the Merger Agreement and consummate the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.
Accordingly, and for the reasons described below in the section titled “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation,” the Company Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.
On February 23, 2026, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement, a copy of which is attached as Exhibit (a)(5)(A) hereto and incorporated herein by reference.
Background of the Offer and the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation of or among the members of the Company Board, Parent, the Company’s representatives, Parent’s representatives and other parties.
The Company Board, together with Company management and with the assistance of the Company’s outside advisors, periodically reviews the Company’s future growth prospects and long-term plans and considers various strategic and other opportunities available to the Company, as well as other ways to enhance stockholder value, including in light of the regulatory and clinical status of its product candidates, competitive dynamics and industry trends, and the Company’s need for funding as it develops its product candidates. As part of this ongoing evaluation, the Company Board has considered, among other things, (i) the continuation of, and potential improvements to, the Company’s current business plan, with the Company remaining an independent entity, (ii) various capital-raising alternatives, and (iii) other strategic alternatives, including a sale of the Company.
The Company’s management from time to time, in connection with ordinary course business development activities, engages in discussions with biopharmaceutical companies to increase awareness of its programs and explore interest in potential licensing, collaboration and other strategic transactions. The Company’s management reported regularly to the Company Board on these discussions.
On December 8, 2022, the Company and Kite entered into the Collaboration Agreement. In connection with the Collaboration Agreement, on December 8, 2022, the Company and Parent entered into the Stock Purchase Agreement and the Standstill Agreement. On November 15, 2023, the Company and Kite entered into the Collaboration Agreement Amendment and, in connection with the Collaboration Agreement Amendment, the Company and Parent entered into the Second Stock Purchase Agreement and the Amended and Restated Standstill Agreement. For more information regarding the Collaboration Agreement, the Collaboration Agreement Amendment, the Stock Purchase Agreement, the Second Stock Purchase Agreement and the Amended and Restated Standstill Agreement, see Item 3 of this Schedule 14D-9 under the heading “Agreements with Parent, Purchaser and their Affiliates.”
On February 13, 2026, Daniel O’Day, the Chairman and Chief Executive Officer of Parent, and Rami Elghandour, the Chairman and Chief Executive Officer of the Company, held a telephone conversation at Mr. O’Day’s request. Mr. O’Day informed Mr. Elghandour that Parent would be delivering a non-binding indication of interest to acquire the Company for $98.00 per Share in cash (implying an equity value of the Company of approximately $6.5 billion) (the “Initial Parent Proposal”). Mr. Elghandour informed Mr. O’Day that the Company Board had a different view of the Company’s valuation but that he would discuss the proposal with the Company Board. Later that day, Parent delivered to the Company a non-binding indication of interest reflecting the Initial Parent Proposal, together with an initial draft of the Merger Agreement and a draft of a non-disclosure agreement. The written Initial Parent Proposal stated that (i) Parent intended to publicly disclose the Initial Parent Proposal no later than five business days after changing its investment intent regarding its ownership of Shares, as required by securities regulations, (ii) Parent was ready and willing to engage immediately so that Parent and the Company could potentially be in a position to enter into a definitive agreement and announce an acquisition of the Company prior to the Initial Parent Proposal being made public, and (iii) Parent’s interest in pursuing an acquisition of the Company would diminish if the transaction was not agreed and announced prior to the end of February 2026, due to Parent’s desire to complete an acquisition of the Company well before the potential launch of anito-cel later in 2026. Messrs. Elghanhour and O’Day’s February 13, 2026 conversation and the Initial Parent Proposal did not include any discussion of post-closing employment or compensation matters. The Merger Agreement draft (i) proposed, among other things, that the acquisition would be structured as an all-cash tender offer for all outstanding Shares followed by a short-form merger pursuant to Section 251(h) of the DGCL, and (ii) included a termination fee equal to 3.5% of the Company’s equity value that would become payable by the Company under certain circumstances, including if the Company were to determine that an alternative bidder had made a superior offer and then terminate the Merger Agreement to enter into an agreement for that superior offer. Shortly after the call with Mr. O’Day, Mr. Elghandour informed the Company Board of the Initial Parent Proposal.
Later on February 13, 2026, the Company Board held a meeting via videoconference, with members of Company management and, at the invitation of the Company Board, representatives of Centerview Partners, LLC, the Company’s financial advisor (“Centerview”), and Wilson Sonsini Goodrich & Rosati, P.C., the Company’s outside legal counsel (“Wilson Sonsini”), in attendance. Centerview had previously advised the Company on potential strategic transactions and is well known to the Company Board. Given this history, along with Centerview’s reputation in the pharmaceutical industry and extensive experience advising on transactions of a similar nature and value, the Company Board determined to engage Centerview in connection with its review of the Initial Parent Proposal and any potential strategic alternatives. Members of Company management provided an overview of the Initial Parent Proposal. The representatives of Centerview present at the meeting reviewed with the Company Board a list of other large pharmaceutical companies that might have an interest in acquiring the Company. The Company Board discussed (i) the effect of the terms of the Collaboration Agreement on the value that both Parent and other potential acquirors would likely ascribe to the Company’s business, (ii) the strategic fit of the Company’s cell therapy portfolio within the pipeline and strategic priorities of these other potential acquirors, (iii) the accelerated timeline on which Parent desired to transact, and the possibility that, as Parent had previewed in the Initial Parent Proposal, Parent could abandon its efforts to acquire the Company if the parties did not enter into a definitive agreement within five business days of the date that Parent intended to publicly disclose that it had changed its investment intent regarding its ownership of Shares, as required by securities regulations, or, at the latest, the end of February 2026 (as set forth in the Initial Parent Proposal), (iv) the effect of the public announcement of the Initial Parent Proposal on the Company’s business and prospects, (v) the risk of leaks and their potential impact on the Company’s operations and standing as a public company if the transaction were not to proceed following a leak, and (vi) the familiarity of the other potential acquirors with the Company’s business and their ability to transact on the proposed timeline. In light of the foregoing, the Company Board determined not to conduct a broad outreach to other potential acquirors at that time and directed the representatives of Centerview to contact one large pharmaceutical company (“Party A”) to inquire about whether Party A would be interested in acquiring the Company due to Party A’s familiarity with the Company and its perceived ability to move on an accelerated timeline. The Company Board directed the members of Company management to update Company management’s long-range plan to review with the Company Board the following day.
On February 14, 2026, representatives of Centerview contacted Party A to inquire about whether Party A would be interested in acquiring the Company. Party A informed the representatives of Centerview that it was not interested in submitting a proposal to acquire the Company at that time given Party A’s strategic priorities for business development.
Also on February 14, 2026, a representative of Centerview met with a representative of BofA Securities, Inc. (“BofA Securities”), financial advisor to Parent. The representative of BofA Securities noted that (i) as set forth in the Initial Parent Proposal, the window for the Company and Parent to enter into a transaction was likely to close at the end of February 2026, and (ii) the fact that Parent was already entitled to recognize global revenues from the commercial sale of anito-cel in multiple myeloma pursuant to the Collaboration Agreement impacted the value that Parent would pay to acquire the Company.
Later on February 14, 2026, the Company Board held a meeting via videoconference with members of Company management and representatives of Centerview and Wilson Sonsini in attendance. The representatives of Centerview reviewed their discussions with representatives of Party A and BofA Securities. The members of Company management also reviewed management’s long-range plan (the “Projections” as further described below under “— Certain Financial Projections”). The Company Board approved the Projections and Centerview’s use of and reliance on the Projections for purposes of its ongoing financial analysis of the Company. The representatives of Centerview reviewed a preliminary financial analysis of the Initial Parent Proposal based on the Projections. The Company Board directed Company management and Centerview to inform Parent and BofA Securities that (i) the Initial Parent Proposal presented insufficient value for the Company to transact, and (ii) the Company Board would be seeking a purchase price in the “double-digit” billions.
Still later on February 14, 2026, Mr. Elghandour informed Mr. O’Day of the Company Board’s determination that the Initial Parent Proposal was insufficient and the Company Board’s view of the Company’s valuation in the “double-digit” billions (which equated to approximately $150.00 per Share). Mr. O’Day responded that Parent would not accept that valuation of the Company, and if the Company and Parent could not agree on a valuation of the Company, Parent might abandon its efforts to acquire the Company in favor of continuing the Collaboration Agreement arrangement. Mr. Elghandour suggested there could be a path to bridge the parties’ different views on valuation by using a contingent value right.
Still later on February 14, 2026, the Company Board held an informal update meeting with members of Company management and representatives of Centerview and Wilson Sonsini in attendance. The Company Board and its advisors discussed Mr. Elghandour’s conversation with Mr. O’Day.
On February 15, 2026, a representative of Centerview and a representative of BofA Securities held several conversations via telephone to discuss potential valuation terms and structuring in an effort to identify a financial proposal that might be acceptable to the Company Board.
Later on February 15, 2026, the Company Board held an informal update meeting with members of Company management and representatives of Centerview and Wilson Sonsini in attendance. The Company Board and its advisors discussed the status of discussions with Parent and its representatives.
On February 16, 2026, Mr. Elghandour reached out to and spoke with Mr. O’Day via telephone and informed Mr. O’Day that the Company Board would consider a proposal with at least $8.0 billion in upfront consideration (which would imply a per Share purchase price of approximately $118.00 per Share), coupled with an attractive contingent value right. Mr. O’Day stated that Parent would not agree to pay $118.00 per Share in upfront consideration but might be willing to increase the Initial Parent Proposal to $110.00 per Share in cash together with a contingent value right.
Later on February 16, 2026, the Company Board held a meeting via videoconference, with members of Company management and representatives of Centerview and Wilson Sonsini in attendance. The Company Board and its advisors discussed the discussions between Mr. O’Day and Mr. Elghandour. The Company Board instructed Mr. Elghandour and the Company’s advisors to continue efforts to improve Parent’s proposal to at least $8.0 billion in upfront consideration (which would imply a per Share price of approximately $118.00 per Share).
Still later on February 16, 2026, a representative of Centerview and a representative of BofA Securities held several conversations via telephone to discuss potential valuation terms and structuring in an effort to identify a financial proposal that might be acceptable to the Company Board.
Still later on February 16, 2026, a representative of BofA Securities informed a representative of Centerview that Parent would increase the Initial Parent Proposal to $110.00 per Share in cash plus a contingent value right of up to $10.00 per Share, payable on achievement of certain milestones based on sales of anito-cel (the “Second Parent Proposal”). The representative of Centerview informed the representative of BofA Securities that $110.00 per Share in upfront consideration remained insufficient for the Company Board to transact.
On February 17, 2026, the Company Board held an update meeting via videoconference, with members of Company management and representatives of Wilson Sonsini in attendance. The Company Board and its advisors discussed the Second Parent Proposal and the related discussions with Parent and its representatives were reviewed. The Company Board directed Mr. Elghandour and the Company’s advisors to continue efforts to improve the Second Parent Proposal to at least $120.00 per Share, comprised of at least $115.00 per Share in upfront consideration and $5.00 per Share payable pursuant to a contingent value right).
Later on February 17, 2026, a representative of Centerview and a representative of BofA Securities held several conversations via telephone to discuss transaction terms that might be acceptable to the Company Board, and the representative of Centerview stated that a purchase price of $125.00 per share, comprised of $115.00 per Share in upfront consideration and $10.00 per Share payable pursuant to a contingent value right, could be presented to the Company Board for consideration.
Still later on February 17, 2026, a representative of BofA Securities informed a representative of Centerview that Parent would increase the Second Parent Proposal to $115.00 per Share in upfront cash consideration, with a contingent value right of $5.00 per Share, payable on March 31, 2030, subject to achievement of cumulative net sales of anito-cel of at least $6.0 billion through December 31, 2029 (the “Final Parent Proposal”). The representative of BofA Securities stated that the Final Parent Proposal was Parent’s “best and final” proposal.
Still later on February 17, 2026, the Company Board held a meeting via videoconference, with members of Company management and representatives of Centerview and Wilson Sonsini in attendance. The Company Board and its advisors discussed the Final Parent Proposal and the related discussions with Parent and its representatives. The representatives of Centerview reviewed a financial analysis of the Final Parent Proposal based on the Projections. The Company Board considered whether to contact additional potential acquirors at that time. The Company Board discussed with representatives of Centerview the effect of terms of the Collaboration Agreement on the value that other potential acquirors would likely ascribe to the Company’s business. The representatives of Wilson Sonsini reviewed with the Company Board their fiduciary duties in connection with a potential strategic transaction. The Company Board considered (i) the negotiations with Parent, and the fact that Parent had stated the Final Parent Proposal was its “best and final” offer, (ii) the likelihood of another potential acquiror submitting a proposal providing for a superior valuation of the Company relative to the Final Parent Proposal, given the terms of the Collaboration Agreement and the Company Board’s understanding of the relative interest that other potential acquirors (including Party A) might have in an acquisition of the Company, (iii) the fact that Parent had stated that it would transact with the Company only on an accelerated timeline, and the risk of losing a favorable opportunity with Parent in the event that the Company and Parent did not enter into a definitive agreement prior to the end of February 2026, (iv) Parent’s familiarity with the Company and its business, and the ability of another potential acquiror to complete due diligence and enter into a definitive agreement for an acquisition of the Company prior to the end of February 2026, (v) the fact that terms of the Final Parent Proposal would be publicly disclosed no later than five business days after Parent changed its investment intent regarding its ownership of Shares, as required by securities regulations, (vi) the risks to achieving Company management’s long-term plan, including the likelihood of reaching commercial sales of anito-cel at a level that would offer the Company’s stockholders greater long-term value than the Final Parent Proposal, and (vii) the fact that the Company Board would have the ability, pursuant to the terms of the definitive merger agreement with Parent, to engage with a third party that submits an unsolicited superior offer and terminate the Merger Agreement to enter into an agreement for such superior offer, subject to the payment to Parent of a termination fee. The Company Board determined not to contact other potential acquirors at that time, and to negotiate definitive agreements with Parent on the basis of the Final Parent Proposal. The Company Board instructed members of Company management and the representatives of Wilson Sonsini to negotiate the terms of the Merger Agreement and other transaction documents with Parent and its representatives and to position the Company and Parent to announce the transaction prior to February 23, 2026, and in any event prior to the end of February 2026.

Still later on February 17, 2026, Mr. Elghandour called Mr. O’Day and informed him of the Company Board’s decision to accept the Final Parent Proposal.
Also on February 17, 2026, representatives of Ropes & Gray LLP (“Ropes & Gray”) provided an initial draft of the form of Tender and Support Agreement to Wilson Sonsini.
On February 18, 2026, Parent and the Company entered into the Confidentiality Agreement, which included a customary “standstill” provision that terminated upon entry into the Merger Agreement. Shortly thereafter, Parent and its representatives were granted access to an online data room containing due diligence information regarding the Company and its business. Thereafter, and through signing of the Merger Agreement, Parent and its representatives held due diligence meetings with Company management and its representatives to discuss the Company and its business.
On February 18, 2026, representatives of Wilson Sonsini distributed a revised draft of the Merger Agreement to Ropes & Gray, which contemplated, among other terms, a termination fee equal to 1.0% of the Company’s equity value in the transaction, payable by the Company under certain circumstances, a more Company-favorable definition of “Material Adverse Effect”, a more Company-favorable “no-shop” provision and a “clear skies” antitrust covenant obligation on Parent. Thereafter, members of Company management and representatives of Wilson Sonsini, on the one hand, and representatives of each of Parent and Ropes & Gray, on the other hand, exchanged drafts of, and engaged in numerous discussions and negotiations concerning the terms of, the Merger Agreement and the other transaction documents. The principal areas of negotiation in the Merger Agreement included (i) the definition of “Material Adverse Effect,” (ii) the obligations of Parent to use efforts to obtain antitrust and foreign direct investment approvals required to consummate the Merger, and conditions to Purchaser’s obligation to consummate the Offer, (iii) the non-solicitation provisions applicable to the Company during the period prior to the closing of the Merger, and terms related to the Company’s ability to terminate the Merger Agreement to accept a superior proposal, (iv) the size of the termination fee payable by the Company and the circumstances in which it is payable, (v) the nature and scope of the interim operating covenants applicable to the Company during the period prior to the closing of the Merger, and (vi) the omission of a “clear skies” antitrust restriction on Parent.
On February 19, 2026, a customary relationship disclosure letter of Centerview was circulated to the Company Board. The Company Board did not identify in Centerview’s relationship disclosure any matter that would affect the ability of Centerview to fulfill its responsibilities as financial advisor to the Company.
On February 20, 2026, representatives of Ropes & Gray distributed a draft of the CVR Agreement to representatives of Wilson Sonsini. Thereafter, the parties negotiated the terms of the CVR Agreement and of the CVR. The principal areas of negotiation included (i) whether Parent would be required to use any specific level of efforts to achieve the Milestone and (ii) whether the Rights Agent would be entitled to audit rights under the CVR Agreement.
Later on February 20, 2026, the Company Board held an update meeting via videoconference, with members of Company management and representatives of Centerview and Wilson Sonsini in attendance. The Company Board and its advisors discussed the status of negotiations with Parent.
On February 21, 2026, the Company Board held an update meeting via videoconference, with members of Company management and representatives of Centerview and Wilson Sonsini in attendance. The Company Board and its advisors discussed the status of negotiations with Parent.
On February 22, 2026, the Company Board held a meeting via videoconference, with members of Company management and representatives of Centerview and Wilson Sonsini in attendance. The Company Board approved the final terms of Centerview’s engagement as financial advisor to the Company. Representatives of Centerview reviewed with the Company Board Centerview’s financial analysis of the Merger Consideration, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 23, 2026 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion set forth therein, the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement and the CVR Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “Opinion of Centerview Partners LLC.” Representatives of Wilson Sonsini reviewed with the members of the Company Board their fiduciary duties and the terms of the final Merger Agreement, form of CVR Agreement, and form of Tender and Support Agreement. The Company Board considered various reasons to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and also certain countervailing factors. For a description of the various reasons considered by the Company Board, see “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.” After discussions with its financial and legal advisors and members of Company management, and in light of the reasons and factors considered, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger and the Offer, are fair to, and in the best interests of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, approve the CVR Agreement, and the Transactions, (iii) approved and declared it advisable for the Company to execute, deliver, and perform under, the Merger Agreement and consummate the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.
On February 22, 2026, the Company, Parent and Purchaser signed the Merger Agreement, and Parent and Purchaser entered into the Tender and Support Agreements with entities affiliated with New Enterprise Associates, entities affiliated with SR One Capital Fund I Aggregator, L.P., each of the Company’s directors, each of the Company’s executive officers and certain other members of Company management.
On February 23, 2026, prior to the opening of trading on the Nasdaq Global Select Market, the Company and Parent publicly announced the execution of the Merger Agreement.
Reasons for the Recommendation
In evaluating the proposed Merger Agreement and the Transactions, the Company Board consulted with the Company’s management, as well as Centerview and Wilson Sonsini. In the course of making the determination that the Merger Agreement and the Transactions, including the Merger and the Offer, are fair to, and in the best interests of, the Company and its stockholders, and to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement, the Company Board reviewed, evaluated and considered a significant amount of information and numerous reasons, including the following:
•
The Company’s Business, Financial Condition, Prospects and Execution Risks.   The Company Board’s assessment encompassed the Company’s then-current financial condition, results of operations, prospects, business and competitive positioning. As part of this analysis, the Company Board considered management’s then-current business plans and strategies and the potential opportunities that those plans and strategies presented against, among other things, various execution and other risks to achieving those plans and strategies. Among the potential risks identified by the Company Board were:

•
The Company’s prospects and competitive position as an independent public company. In this regard, the Company Board considered:

•
(1) Risks relating to the macroeconomic, political, regulatory, industry and market conditions negatively impacting the valuations of, and the outlook for, biopharmaceutical companies such as the Company, (2) the risks and costs associated with successfully launching and commercializing anito-cel and the Company’s other product candidates, (3) the risks and costs associated with clinical trials and preclinical studies and advancing drug candidates into, and successfully completing, clinical trials, (4) the risks and costs associated with building and maintaining the Company’s commercial organization, (5) the uncertainties associated with pricing and reimbursement of anito-cel and any other product candidates for which the Company may receive marketing approval, and (6) the highly competitive nature of the markets that would be addressed by anito-cel and other product candidates for which Company may receive marketing approval in the future;

•
The Company’s competitive position in the biopharmaceutical industry and competitive risks, including potential future competition from larger and better-funded companies that have competitive advantages from their broader commercial scope and economies of scale in pricing;

•
The terms of the Collaboration Agreement, and the fact that Parent was entitled to recognize global revenues from the commercial sale of anito-cel in multiple myeloma pursuant to the Collaboration Agreement and receipt of certain commercial milestones and tiered royalties and the impact this would have on the value that Parent and other potential acquirors would ascribe to the Company’s business; and

•
The other risk factors described in the Company’s other filings with the SEC, as listed in the section of this Schedule 14D-9 titled “Item 8. Additional Information — Forward Looking Statements.”

•
The need to attract, retain and motivate talented senior management to execute the Company’s business plan, and the risk that the Company would be unable to do so in a timely fashion or at all.

•
Cash Consideration and Certainty of Value.   The Closing Amount consists entirely of cash. The receipt of cash consideration provides certainty of value and liquidity immediately upon the consummation of the Offer and the Merger, and eliminates uncertainty and risk for the Company’s stockholders related to the continued execution of the Company’s business plan as well as risks related to the financial markets generally.

•
CVR Consideration; Opportunity to Realize Additional Value.   The fact that, in addition to the Closing Amount, the Company’s stockholders will receive one CVR for each Share held (other than (i) Shares owned immediately prior to the Effective Time by the Company (including those held in the treasury of the Company), (ii) Shares owned both as of the commencement of the Offer and immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted by Purchaser for purchase pursuant to the Offer, and (iv) Shares held by stockholders of record or held by beneficial owners who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL), which provides the Company’s stockholders an opportunity to realize additional value of $5.00 per CVR in cash, payable on March 31, 2030, subject to the achievement of the Milestone set forth in the CVR Agreement on or prior to December 31, 2029. Taking into account the significant experience and resources of Parent and its affiliates and given the business reputation and global capabilities of Parent and its affiliates, the Company Board believes that the Milestone is reasonably achievable based on the Company’s current assumptions regarding the timeline for approval and commercial opportunity for anito-cel.

•
Best Value Reasonably Obtainable and Implied Premium.   The belief of the Company Board that the Offer Price represents the best value reasonably obtainable for the Shares, taking into account the familiarity of the Company Board with the Company’s business, operations, prospects, business strategy, assets, liabilities and general financial condition on a historical and prospective basis. In that regard, the Company Board considered the probability that commercial sales of anito-cel and the Company’s other pipeline candidates would reach levels that would provide greater value to the Company’s stockholders than the Offer Price. In addition, the Company Board believed that, measured against the Company’s longer-term execution risks, the per Share consideration reflects a fair and favorable price for the Shares.

•
Best Strategic Alternative for Maximizing Stockholder Value.   The assessment of the Company Board that none of the possible alternatives to the Transactions (including the possibility of continuing to operate the Company as an independent public company, and the desirability and perceived risks of those alternatives, as well as the potential benefits and risks to the Company’s stockholders of those alternatives and the timing and likelihood of effecting such alternatives) was reasonably likely to present superior opportunities for the Company to create greater value for its stockholders, taking into account execution risks as well as business, competitive, financial, industry, legal, market and regulatory risks, as more fully described in the section titled “Item 4. The Solicitation and Recommendation — Background of the Offer and the Merger”. In particular, the Company Board considered:
•
The outreach to Party A, who declined to pursue a transaction with the Company, and the limited universe of other potential acquirors the Company Board expected might have an interest in pursuing an acquisition of the Company.

•
The likelihood that an alternative counterparty to Parent with both the intent and capability to complete a transaction would be able to provide superior value to Company stockholders and enter into a transaction prior to the end of February 2026 (at which point, Parent had stated its interest in acquiring the Company would diminish). In this regard, the Company Board considered the effect of the Collaboration Agreement on other potential acquirors, including the impact on value that such other potential acquirors would ascribe to the Company’s business, and the likelihood that an alternative counterparty to Parent would be willing and able to consummate a transaction with the Company that the Company Board would view as more value-maximizing for holders of Shares than the Transactions.

•
The timing of the Transactions and the risk that if the Company did not enter into the Merger Agreement with Parent prior to the end of February 2026, the Company would not have another opportunity to do so and may not have an opportunity to receive a comparable opportunity from a different potential acquiror, and the belief of the Company Board that Parent was willing to enter into the Transactions (as provided for in the Merger Agreement) only for a limited period of time.

•
The fact that Parent characterized the Final Gilead Proposal as its “best and final” offer, as more fully described in the section titled “Item 4. The Solicitation and Recommendation — Background of the Offer and the Merger”.

•
Financial Presentation and Opinion of Centerview.   The opinion of Centerview rendered to the Company Board on February 22, 2026, which was subsequently confirmed by delivery of a written opinion dated February 23, 2026 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement and the CVR Agreement was fair, from a financial point of view, to such holders (as more fully described in the section titled “Item 4. The Solicitation or Recommendation — Financial Analyses and Opinion”). The written opinion of Centerview, dated February 22, 2026, has been included as Annex A to this Schedule 14D-9 and is incorporated.

•
Financial Projections.   The fact that achieving management’s financial projections entails significant execution risk, as more fully described in the section titled “Item 4. The Solicitation or Recommendation — Certain Financial Projections.”

•
Negotiations with Parent and Terms of the Merger Agreement.   The terms and conditions of the Merger Agreement, which was the product of robust, arm’s-length negotiations and during which the Company Board was advised by Wilson Sonsini. In this regard, the factors considered by the Company Board included:

•
The Company’s rights under the Merger Agreement to respond to unsolicited acquisition proposals from third parties and, subject to compliance with the terms of the Merger Agreement, to terminate the Merger Agreement to accept a superior proposal from a third party.

•
The belief of the Company Board that the terms of the Merger Agreement would not preclude third parties from making a superior proposal.

•
The Company Board’s ability, under certain circumstances, to withdraw or modify its recommendation that holders of Shares tender their Shares in the Offer.

•
The Company’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an alternative acquisition agreement. In that regard, the Company Board believed that the size of the termination fee was reasonable, generally consistent with similar fees payable in comparable transactions, and not preclusive of other offers.
•
The Company’s ability, under the circumstances specified in the Merger Agreement, to specifically enforce the terms and provisions of the Merger Agreement, in addition to any other remedy to which the Company is entitled, to consummate the Merger.

•
Reasonable Likelihood of Consummation.   The belief of the Company Board that the Offer and the Merger were reasonably likely to be consummated, including the belief that the regulatory approvals required to consummate the Offer and the Merger were reasonably likely to be obtained.

•
No Financing Condition.   The fact that the Transactions are not subject to a financing condition.

•
Timing of Completion.   The anticipated timing of the consummation of the Offer and the Merger and the Company Board’s conclusion that the Offer and the Merger were capable of being completed in a reasonable timeframe and in an orderly manner, reducing the period during which the Company’s business would be subject to the potential uncertainty of the Transactions being consummated.

•
Business Reputation of Parent.   The assessment of the Company Board that the business reputation and financial resources of Parent supported the conclusion that the Offer and the Merger were reasonably likely to be consummated successfully and in an appropriately expedited manner.

•
Appraisal Rights.   That appraisal rights under Section 262 of the DGCL are available to the Company’s stockholders of record and beneficial owners of Shares who do not believe that the Offer Price represents fair consideration for their Shares.

The Company Board also considered a number of uncertainties, risks and other potentially negative factors related to its recommendation, including the following:
•
Risks Associated with Failure to Satisfy the Minimum Tender Condition and Consummate the Offer and the Merger.   The possibility that the Minimum Tender Condition might not be satisfied and the Offer and the Merger might not be consummated in a timely manner or at all, and if the Transactions are not consummated, that: (1) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work on behalf of the Company during the pendency of the Transactions; (2) the Company will have incurred significant transaction and other costs (many of which are payable whether or not the Offer and the Merger are consummated); (3) the Company’s business relationships with current or prospective business partners, suppliers, vendors, employees and investors may be adversely affected, which could cause an adverse impact on the Company’s operating results; (4) the trading price of the Company’s common stock could be adversely affected; (5) the contractual and legal remedies available to the Company if Parent were to seek to terminate the Merger Agreement may be insufficient from a variety of perspectives, costly to pursue, or both; and (6) the failure of the Offer and the Merger to be consummated could result in an adverse perception among the Company’s current and prospective patients for clinical trials, business partners, suppliers, vendors, employees and investors, which could cause an adverse impact on the Company’s operating results.

•
No Stockholder Participation in Future Growth or Earnings.   The nature of the cash consideration in the Transactions means that the Company’s stockholders will not participate in the Company’s future earnings or growth, except to the extent that the Milestone is achieved.

•
Contingent Nature of CVR.   The risk that the Milestone necessary to trigger the contingent payments to be made pursuant to the CVR may not be achieved during the period prescribed by the CVR Agreement.

•
Limited Outreach.   The fact that, other than contacting Party A, the Company and its financial advisors did not undertake to solicit proposals for other potential acquirors prior to signing due to the belief that no such bidder would make a proposal at a value superior to the Final Gilead Proposal.

•
Other Strategic Options.   The other potential alternative strategies available to us as an independent company, which, despite significant uncertainty, could potentially have resulted in a more successful and valuable company.

•
No Ability to Solicit an Alternative Transaction.   The restrictions in the Merger Agreement on the Company’s ability to solicit competing proposals from the date of the Merger Agreement, until the consummation of the Offer or termination of the Merger Agreement.

•
Regulatory Clearances.   The Merger cannot be completed until the waiting period applicable to the Merger under the HSR Act has expired or otherwise been terminated and any other approvals pursuant to antitrust laws of certain other specified jurisdictions have been given and obtained, which subjects the Merger to potential delay and risk.

•
Termination Fee Payable to Parent.   The requirement that the Company pay the termination fee of $260.0 million to Parent under certain circumstances following termination of the Merger Agreement, including if the Company Board terminates the Merger Agreement to accept a superior proposal, pursuant to the terms of the Merger Agreement. The Company Board considered the potentially dampening effect that the Company termination fee could have on a third party’s interest in making a proposal to acquire the Company.

•
Impact of Interim Restrictions on Company’s Business Pending the Completion of the Merger.   The restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Transactions, which have the potential to delay or prevent the Company from undertaking strategic initiatives before the completion of the Transactions that, absent the Merger Agreement, the Company might have pursued.

•
Potential Effects of the Announcement of the Merger.   The potential effects of the public announcement of the Offer and the Merger, including the: (i) effects on the Company’s employees, clinical trial patients, partners, suppliers, vendors and operating results; (ii) impact on the Company’s ability to attract and retain management, research, medical and technical personnel; and (iii) potential for litigation in connection with the Merger, and the risk of incurring substantial costs and expenses in connection therewith.

•
Taxable Consideration.   The fact that stockholders’ receipt of cash in exchange for Shares in the Offer and the Merger will generally be a taxable transaction for U.S. federal income tax purposes for the Company’s stockholders that are U.S. persons.

•
Interests of the Company’s Directors and Executive Officers.   The fact that the Company’s directors and executive officers may have interests in the Transactions which may be different from, or in addition to, those of the Company’s other stockholders, as more fully described in the section of this Schedule 14D-9 titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates” above.

The foregoing discussion of reasons considered is not meant to be exhaustive. Rather, it summarizes the material considerations and analyses evaluated by the Company Board in its consideration of the Merger, and such considerations and analyses are not necessarily presented in order of importance. After considering these and other reasons, the Company Board concluded that the potential benefits of entering into the Merger Agreement outweighed the potential uncertainties and risks. In light of the variety of reasons considered by the Company Board and the complexity of these reasons, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing reasons in reaching its determination and recommendations. Moreover, each member of the Company Board who voted in favor of the Merger applied his or her own personal business judgment to the process and may have assigned different relative weights to the different reasons. The Company Board adopted and approved the Merger Agreement based upon the totality of the information presented to, and considered by, the Company Board. The explanation of the reasons set forth above may contain forward-looking statements, which should be read in conjunction with the section of this Schedule 14D-9 titled “Item 8. Additional Information — Forward Looking Statements.”
Certain Financial Projections
The Company, which does not yet have any marketed products, does not publicly disclose long-term projections or internal projections as to future performance, revenues, earnings or other results, given, among other reasons, the unpredictability of underlying assumptions and estimates and the inherent difficulty of predicting financial performance for future periods.

As part of the Company Board’s exploration and evaluation of a potential sale of the Company and other potential strategic alternatives available to the Company (including continuing as an independent company), Company management prepared, at the direction of the Company Board, and reviewed with the Company Board, certain non-public, unaudited financial projections for the Company from 2026 through 2043 (the “Projections”). The Projections were provided to, and approved by, the Company Board, for use and reliance by Centerview for purposes of its financial analysis and opinion to the Company Board, as described in “Item 4 — The Solicitation or Recommendation — Opinion of Centerview Partners LLC.” For more information on the preparation, review and use of the Projections, see “Item 4 — The Solicitation or Recommendation — Background of the Offer and the Merger.” The Projections were not provided to Parent or Purchaser.
The material assumptions of the Projections include, among other things: (i) the terms of the Collaboration Agreement, including, among other things, the allocation of profit and losses between the Company and Kite, tiered royalties that may become due to the Company from Kite on ex-U.S. product sales, milestone payments that may become due to the Company from Kite under certain circumstances, and the allocation of certain development, commercialization and other costs for anito-cel and other product candidates between the Company and Kite; (ii) the U.S. launch of anito-cel in fourth line relapsed or refractory multiple myeloma (“rrMM”) in the second half of 2026; (iii) the U.S. launch of anito-cel in second and third line rrMM in 2027; (iv) the launch of anito-cel in generalized myasthenia gravis in 2029; (v) various other judgments and assumptions including probability of success of clinical development, timing of clinical trials, market demand for, market penetration and pricing of the Company’s products, estimated costs of goods and other costs and expenses, tax rate, generation and utilization of federal net operating losses and other federal tax credits, and other relevant factors relating to the Company’s long-term operating plan; and (vi) future economic, competitive and regulatory conditions and financial market conditions, all of which are highly uncertain, difficult or impossible to predict and many of which are beyond the Company’s control.
The Projections are set forth below.
	Fiscal Year Ending December 31,
($ millions)	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Total Net Revenue to Arcellx(1)	132	835	1,463	1,781	1,910	1,946	1,970	2,026	2,086
Gross Profit(2)	114	723	1,299	1,579	1,725	1,762	1,781	1,829	1,882
EBIT(3)	(291)	336	916	1,339	1,473	1,505	1,509	1,552	1,597
Less: Tax Expense	—	(71)	(192)	(281)	(309)	(316)	(317)	(326)	(335)
Less: Capital Expenditures	(11)	(1)	(100)	(0)	(15)	(0)	(0)	(0)	(0)
Plus: Depreciation and Amortization	11	1	15	15	17	17	17	17	17
Less: Change in Net Working Capital	(11)	(61)	(40)	(36)	(1)	0	(3)	(6)	(4)
Unlevered Free Cash Flow(4)	(302)	204	598	1,036	1,164	1,205	1,206	1,236	1,273
	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E
Total Net Revenue to Arcellx(1)	2,127	2,213	2,309	2,423	2,541	2,665	2,795	2,932	2,857
Gross Profit(2)	1,916	1,990	2,075	2,175	2,279	2,389	2,504	2,624	2,553
EBIT(3)	1,625	1,690	1,767	1,858	1,953	2,051	2,156	2,265	2,212
Less: Tax Expense	(341)	(355)	(371)	(390)	(410)	(431)	(453)	(476)	(465)
Less: Capital Expenditures	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Plus: Depreciation and Amortization	2	2	0	0	0	0	0	0	0
Less: Change in Net Working Capital	(2)	(6)	(7)	(7)	(7)	(8)	(8)	(9)	7
Unlevered Free Cash Flow(4)	1,283	1,331	1,390	1,461	1,536	1,613	1,695	1,781	1,755

(1)
“Total Net Revenue to Arcellx” refers to, among other things, the Company’s implicit share of anito-cel U.S. multiple myeloma revenues and royalties on anito-cel ex-U.S. multiple myeloma revenues, each in accordance with the Collaboration Agreement.

(2)
“Gross Profit” refers to, among other things, the Company’s implicit share of cost of goods sold for anito-cel in accordance with the Collaboration Agreement.

(3)
“EBIT” is a non-GAAP financial measure and refers to the Company’s Gross Profit, less total research and development expense, less total sales and marketing expense, less total general and administrative expense.

(4)
“Unlevered Free Cash Flow” is a non-GAAP financial measure and refers to the Company’s EBIT, less tax expense, less capital expenditures, plus depreciation and amortization, less change in net working capital. The calculation of Unlevered Free Cash Flow assumes a tax rate of 21%, treats stock-based compensation as a cash expense, and includes the benefit of net operating loss carryforwards and other tax attributes of the Company.

Additional Information Concerning the Projections
The summary of the Projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial projections that were made available to the Company Board and is not included in this Schedule 14D-9 to influence any stockholder’s decision as to whether to tender Shares in the Offer or for any other purpose. The Projections were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (which we refer to as “GAAP”). The Projections are forward-looking statements. Please also refer to “Item 8. Additional Information — Forward-Looking Statements.”
The Projections contain non-GAAP financial measures including EBIT and unlevered free cash flow. The Company’s management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. The Company has not provided reconciliations of the non-GAAP Projections, because a material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies, and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. EBIT and unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. In the view of the Company’s management, the Projections were prepared on a reasonable basis based on the information available to the Company’s management at the time of their preparation.
No independent registered public accounting firm provided any assistance in preparing the Projections. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Projections. The PricewaterhouseCoopers LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 relate solely to the historical financial information of the Company. Such reports do not extend to the Projections and should not be read to do so.
The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, officers, directors, advisors or other representatives considered or consider the Projections to be material or predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to no longer be appropriate. The Company does not intend to make publicly available any update or other revision to the Projections, except as may otherwise be required by law. Neither the Company nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any securityholder regarding the information included in the Projections or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Projections, the likelihood that the Projections will be achieved, the results of the Company’s clinical trials, the effectiveness or marketability of the Company’s products or product candidates or the overall future performance of the Company. The Company has made no representation to Parent or the Purchaser in the Merger Agreement or otherwise concerning the Projections.
The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the merger is completed. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.
The Company’s actual future financial results may differ materially from those expressed or implied in the Projections due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Projections necessarily are based on numerous assumptions and estimates, many of which are beyond the control of the Company and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s product candidates and business, including with respect to future business initiatives and changes to the Company’s business model for which the Company has no historical financial data, which assumptions may not prove to have been, or may no longer be, appropriate. The Projections also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the timing of regulatory approvals (including filing and approval timelines) for the Company’s product candidates and introduction of new products, failure to obtain regulatory approvals, timing for bringing any product candidate to market, market acceptance of new products, success of clinical trials (including funding therefor, anticipated patient enrollment, trial outcomes, timing or associated costs), availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and (as applicable) subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and described in “Item 8. Additional Information — Forward-Looking Statements.” The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Modeling and forecasting the future commercialization of clinical stage product candidates is a highly speculative endeavor. The information set forth in the Projections is not fact and should not be relied upon as necessarily indicative of actual future results.
The Projections were developed for the Company on a standalone basis without giving effect to the Merger or the Offer, and therefore the Projections do not give effect to the Merger or the Offer, or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Merger, including potential cost synergies to be realized as a result of the merger, or to any costs incurred in connection with the Merger or the Offer. Furthermore, the Projections do not take into account the effect of any failure of the Merger or the Offer to be completed and should not be viewed as continuing in that context. The Projections are subjective in many respects and are thus subject to interpretation.
The Projections summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event any or all of the underlying assumptions are shown to not be appropriate, or to reflect changes in general economic or industry conditions.
In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Projections.

Financial Analyses and Opinion
Opinion of Centerview Partners LLC
The Company retained Centerview Partners LLC, which is referred to in this Schedule 14D-9 as “Centerview,” as financial advisor to the Company Board in connection with the proposed Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement, which are collectively referred to as the “Transaction” throughout this section and the summary of Centerview’s opinion below under the caption “Opinion of Centerview Partners LLC.” In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares then held by the Company (including in the Company’s treasury), Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and (ii) Dissenting Shares (as defined in the Merger Agreement), together with any Shares held by any affiliate of the Company or Parent, which are collectively referred to as “Excluded Shares” throughout this section and the summary of Centerview’s opinion below under the caption “Opinion of Centerview Partners LLC”) of the Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On February 22, 2026, Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 23, 2026 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated February 23, 2026, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement and the CVR Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•
a draft of the Merger Agreement dated February 22, 2026 and form of CVR Agreement, referred to in this summary of Centerview’s opinion as the “Draft Agreements”;

•
Annual Reports on Form 10-K of the Company for the years ended December 31, 2024, December 31, 2023 and December 31, 2022;

•
certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•
certain publicly available research analyst reports for the Company;

•
certain other communications from the Company to its stockholders; and

•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company, including the probability of realizing the Milestone Payment under the

CVR Agreement and the timing of such payments, prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”
Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and CVR Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement and CVR Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or the CVR Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement, the CVR Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated February 23, 2026. The order of the financial analyses described does not represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 20, 2026 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.
Analysis of Merger Consideration
Centerview conducted an analysis of the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement. Such Merger Consideration is equal, on a per share basis, to $115.00 per Share, net to the seller in cash without interest, together, and not separately, with one CVR, which could result in additional payment of $5.00 in cash upon achievement of the Milestone, as described under “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Parent, Purchaser, and their Affiliates — CVR Agreement” above. For analytical purposes, assuming that holders of CVRs receive a payment of $5.00 per CVR upon the achievement of the Milestone based on the probability of success as estimated by management of the Company in, and at the time implied by, the Forecasts, as described under “— Certain Financial Projections” above, and further assuming the midpoint of a range of discount rates from 12.0% to 14.0% based on

Centerview’s analysis of the Company’s weighted average cost of capital, Centerview calculated an illustrative risk-adjusted net present value for one CVR of $2.45.
Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per share consideration” refers to an aggregate assumed implied per share value of the Merger Consideration of $117.45 per Share (the “Implied Merger Consideration Value”), equal, on a per share basis, to $115.00 upfront consideration plus the illustrative risk-adjusted net present value of one CVR of $2.45, based on the midpoint of the range of discount rates, as set forth above. However, there is no guarantee that the conditions triggering the Milestone Payment pursuant to the CVR Agreement will be satisfied.
Selected Public Company Analysis
Centerview reviewed and compared certain financial information of the Company to corresponding financial information of certain publicly traded commercial or near commercial-stage biopharmaceutical companies listed below that Centerview deemed comparable, based on its experience and professional judgment, to the Company (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion).
Using publicly available information obtained from SEC filings and other data sources as of February 20, 2026, Centerview calculated, for each selected company, such selected company’s implied enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2030 (“EV/ 2030E Revenue Multiple”).
The selected companies reviewed were as follows:
BridgeBio Pharma, Inc.
Celcuity Inc.
CG Oncology, Inc.
Cogent Biosciences, Inc.
Crinetics Pharmaceuticals, Inc.
Cytokinetics, Incorporated
IDEAYA Biosciences, Inc.
Nuvalent, Inc.
Nuvation Bio Inc.
Soleno Therapeutics, Inc.
Although none of the selected companies is directly comparable to the Company, the selected companies were chosen by Centerview, among other reasons, because they are publicly traded biopharma companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.
However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.
The overall low to high EV/2030E Revenue Multiples observed for the selected companies were 0.9x to 5.7x (with a median of 3.4x). Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview selected a reference range of EV/2030E Revenue Multiples of 2.5x to 4.0x to apply to the Company’s estimated risk-adjusted revenue for calendar year 2030, as set forth in the Internal Data. In selecting this range of EV/2030E Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis.
Applying this range of EV/2030E Revenue Multiples to the Company’s estimated risk-adjusted revenue for calendar year 2030, as set forth in the Internal Data, and adding to it the Company’s estimated net cash as of March 31, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units (including assumptions regarding the vesting of such performance stock units)) as of February 19, 2026, as set forth in the Internal Data, resulted in an implied per Share equity value range of $77.15 to $118.45, rounded to the nearest $0.05. Centerview then compared this range to the Implied Merger Consideration Value of $117.45 per share to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement.
Selected Precedent Transaction Analysis
Centerview reviewed and analyzed certain information relating to the following selected transactions involving companies (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transaction.
Using publicly available information obtained from SEC filings and other data sources as of the time of the public announcement of the selected transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in such selected transaction as a multiple of such target company’s management’s risk-adjusted projected five-year forward revenue, per such target company’s Schedule 14D-9 or proxy statement (“TV/5-Year Forward Revenue Multiple”).
The selected transactions considered in this analysis are summarized below:
Date Announced	Target	Acquiror
October 26, 2025	Avidity Biosciences, Inc.	Novartis AG
July 9, 2025	Verona Pharma plc	Merck & Co., Inc.
June 2, 2025	Blueprint Medicines Corporation	Sanofi S.A.
January 13, 2025	Intra-Cellular Therapies	Johnson & Johnson
December 22, 2023	Karuna Therapeutics, Inc.	Bristol-Myers Squibb Company
November 30, 2023	ImmunoGen, Inc.	AbbVie Inc.
April 30, 2023	IVERIC Bio, Inc.	Astellas Pharma Inc.
August 8, 2022	Global Blood Therapeutics, Inc.	Pfizer Inc.
May 10, 2022	Biohaven Ltd.	Pfizer Inc.
February 3, 2021	GW Pharmaceuticals plc	Jazz Pharmaceuticals plc
Although none of the selected transactions is directly comparable to the Transaction, these transactions were selected by Centerview, among other reasons, because they have certain business, operational and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to the Transaction. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operational and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transaction, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.
The overall low to high TV/5-Year Forward Revenue Multiples observed for the selected transactions were 1.9x to 8.0x (with a median of 3.5x). Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of the Company and the companies included in the selected transactions analysis, Centerview selected a reference range of TV/5-Year Forward Revenue Multiples of 2.5x to 4.5x derived from the selected transactions. In selecting this range of TV/5-Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis. Applying this reference range of TV/5-Year Forward Revenue Multiples to the Company’s projected five-year forward risk-adjusted revenue (based on 75% of the Company’s estimated risk-adjusted revenue for calendar year 2030 and 25% of the Company’s estimated risk-adjusted revenue for calendar year 2031), as set forth in the Internal Data, and adding to it the Company’s estimated net cash as of March 31, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units (including assumptions regarding the vesting of such performance stock units)) as of February 19, 2026, as set forth in the Internal Data, resulted in an implied equity value per Share of $77.45 to $132.80, rounded to the nearest $0.05. Centerview then compared this range to the Implied Merger Consideration Value of $117.45 per share to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of the Company based on the Forecasts. The Forecasts are described in further detail in the section above under “— Certain Financial Projections.” A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value, as of March 31, 2026, using discount rates ranging from 12.0% to 14.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on April 1, 2026 and ending on December 31, 2043, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2043 at a rate of free cash flow decline of 5% year-over-year (except for platform, overhead general and administrative and unallocated research and development, for which a 3% perpetuity growth rate was assumed) and (iii) tax savings from usage of the Company’s federal net operating losses of $51 million and $34 million in federal tax credits, each as of December 31, 2024, and the Company’s estimated future losses, as set forth in the Internal Data; and (b) adding to the foregoing results the Company’s estimated cash of $436 million as of March 31, 2026, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the number of fully-diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units (including assumptions regarding the vesting of such performance stock units)), as of February 19, 2025, as set forth in the Internal Data.
This analysis resulted in an implied per share equity value range of $113.15 to $134.20, rounded to the nearest $0.05. Centerview then compared this range to the Implied Merger Consideration Value of $117.45 per

share to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement.
Other Factors
Centerview noted for the Company Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:
•
Historical Stock Trading Price Analysis.   Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended February 20, 2026 (the last trading day before the execution of the Merger Agreement), which reflected low and high closing prices for the Shares during such period of approximately $52.80 to $92.37 per Share.

•
Analyst Price Target Analysis.   Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of February 20, 2026, which indicated low and high price targets for the Shares ranging from $82.00 to $134.00 per Share.

•
Premia Paid Analysis.   Centerview performed an analysis of premia paid in certain selected transactions involving publicly traded, biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transaction, for which premium data was available. The premia in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding the net present value of contingent consideration, if any) to the closing price of such target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 35% to 70% to the Company’s closing stock price on February 20, 2026 (the last trading day before the execution of the Merger Agreement) of $64.11, which resulted in an implied price range per Share, rounded to the nearest $0.05, of $86.55 to $109.00.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the Merger Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent or Purchaser, and Centerview did not receive any compensation from Parent during such period. Centerview’s UK affiliate, Centerview Partners UK LLP (“CPUK”), is currently providing financial advisory services unrelated to the Company to a company in which Parent holds a significant minority equity interest, in connection with certain strategic matters. As of the date of its written opinion, CPUK had not received any compensation from such company, but expects that it could receive between $5 million and $13 million in compensation for such services in the future. Centerview may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Purchaser or any of their respective affiliates, or any other party that may be involved in the Transaction.
The Company Board selected Centerview as its financial advisor in connection with the Transaction because Centerview had previously advised the Company on potential strategic transactions and was well known to the Company Board given this history, along with its reputation in the pharmaceutical industry. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.
In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee currently estimated to be approximately $100.0 million, $2.0 million of which was payable upon the rendering of Centerview’s opinion and approximately $98.0 million of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
Intent to Tender
To the knowledge of the Company, after making reasonable inquiry, the directors and executive officers of the Company intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by them pursuant to the Offer. The Company’s directors and executive officers and certain other members of the Company’s management team, solely in their respective capacities as stockholders of the Company, entities affiliated with New Enterprise Associates and entities affiliated with SR One Capital Fund I Aggregator, L.P. entered into Tender and Support Agreements with Parent and Purchaser concurrently with the execution of the Merger Agreement, agreeing to tender their respective Shares (subject to certain exceptions). The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
The Company retained Centerview to act as its exclusive financial advisor in connection with the Offer and the Merger, and, in connection with such engagement, Centerview delivered its opinion and is entitled to be paid the fees, in each case, described in the section titled “Item 4. The Solicitation or Recommendation — Financial Analyses and Opinion,” which opinion is filed as Annex A hereto, and is incorporated herein by reference.
Information pertaining to the retention of Centerview set forth in the section titled “Item 4. The Solicitation or Recommendation — Financial Analyses and Opinion” is incorporated herein by reference.
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than the scheduled vesting of Company RSUs, the grant of Company Options or Company RSUs in the ordinary course, and certain share transfers for estate planning purposes, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:
Name	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Rami Elghandour	2/27/2026	A broker-assisted sale to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs.	89,916	$113.9204
Michelle Gilson	2/17/2026	A broker-assisted sale to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs.	7,141	$69.2103
	2/17/2026	A broker-assisted sale to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs.	4,150	$70.0125
	2/19/2026	A broker-assisted sale to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs.	2,879	$67.7301
	2/19/2026	A broker-assisted sale to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs.	5,405	$68.5726
	2/19/2026	A broker-assisted sale to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs.	100	$69.38
	2/25/2025	A broker-assisted sale to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs.	11,219	$113.8207
Christopher Heery	1/12/2026	A broker-assisted sale to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs.	6,131	$64.1471
	1/13/2026	A broker-assisted sale to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs.	7,437	$65.512
	1/14/2026	A broker-assisted sale to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs.	5,882	$68.5136
David Lubner	1/20/2026	Exercise of Company Options	6,000	$6.28
	1/20/2026	Sale of Shares resulting from the exercise of Company Options pursuant to Rule 10b5-1 trading plan	6,000	$75.00

(1)
Price per Share with respect to broker-assisted sales to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs and sales pursuant to a Rule 10b5-1 trading plan reflect the weighted average prices of shares sold by such person for multiple completed transactions, as applicable.

ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Subject Company Negotiations
Except as set forth in this Schedule 14D-9 (including the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaging in any negotiations in response to the Offer that relate to: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
As described in the Merger Agreement (and as summarized in Section 11 of the Offer to Purchase (Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements)), the Company Board, in connection with the exercise of its fiduciary duties under applicable law, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.
Transactions and Other Matters
Except as set forth in this Schedule 14D-9 (together with the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there has been no transaction, Company Board resolution, agreement in principle or signed contract entered into in response to the Offer that relates to, or would result in, one or more of the matters referred to in the immediately preceding paragraphs of this Item 7.
ITEM 8.   ADDITIONAL INFORMATION
Conditions to Offer
The information set forth in Section 13 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.
The table below assumes that (i) the Effective Time occurs on March 6, 2026; (ii) the employment of each named executive officer will be terminated immediately following the Effective Time without Cause or upon a resignation for Good Reason (each, as defined in the applicable Severance Agreement), entitling the named executive officer to receive severance payments and benefits under his or her Severance Agreement; (iii) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of March 6, 2026; (iv) a change in control price per Share equal to the Offer Price (or $120); and (v) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that our named executive officer already would have been entitled to receive or would have been vested in as of on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Merger and the named executive officer’s qualifying termination of employment as being payable on a “double trigger” basis and payments or benefits that are conditioned only upon the occurrence of the merger as being payable on a “single trigger” basis.
Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Rami Elghandour	$2,516,000	$134,868,277	$89,000	—	$137,473,277
Michelle Gilson	$1,196,250	$33,037,045	$65,000	—	$34,298,295
Chris Heery, M.D.	$1,196,250	$23,812,854	$65,000	—	$25,074,104

(1)
Amounts represent the aggregate dollar value of cash severance payments that each named executive officer would be entitled to receive upon a termination of employment by the Company without Cause or due to a resignation for Good Reason (each as defined in the applicable Severance Agreement) within the period beginning three months prior to and ending 24 months following a change in control of the Company as described in the subsection entitled “— Executive Officer Change in Control and Severance Agreements” above and constitute “double trigger” benefits.

(2)
Amounts represent the value of unvested equity awards held by each named executive officer that will be accelerated, canceled and converted to cash amounts as described in the section entitled “— Effect of the Offer and the Merger on Equity Awards” above and constitute “single trigger” benefits pursuant to the terms of the Merger Agreement.

The following table shows the number and estimated value of the unvested Company Options, unvested Company RSUs, and unvested Company PSUs held by the named executive officers:
Named Executive Officer	Number of Unvested Company Options (#)	Value of Unvested Company Options ($)(A)	Number of Unvested Company RSUs (Time-Based) (#)	Value of Unvested Company RSUs (Time-Based) ($)(B)	Number of Unvested Company PSUs (#)	Value of Unvested Company PSUs ($)(C)	Total Value of Unvested Equity Awards ($)
Rami Elghandour	193,374	$14,533,957	431,765	$51,811,800	571,021	$68,522,520	$134,868,277
Michelle Gilson	71,348	$5,478,325	170,628	$20,475,360	59,028	$7,083,360	$33,037,045
Chris Heery, M.D.	51,762	$4,005,534	119,923	$14,390,760	45,138	$5,416,560	$23,812,854

(A)
The estimated value of the unvested Company Options equals the aggregate number of Shares underlying the unvested Company Options multiplied by the amount, if any, by which the Offer Price exceeds the per share exercise price of the unvested Company Options, assuming the maximum cash payment for CVRs issued in respect of such Company Options.

(B)
The estimated value of the unvested Company RSUs equals the aggregate number of Shares underlying the unvested Company RSUs multiplied by the Offer Price, assuming the maximum cash payment for CVRs issued in respect of such Company RSUs.

(C)
The estimated value of the unvested Company PSUs equals the aggregate number of Shares underlying the unvested Company PSUs multiplied by the Offer Price, assuming maximum achievement and the maximum cash payment for CVRs issued in respect of such Company PSUs.

(3)
Amounts represent the estimated value of insurance premiums for continuation coverage under the Company’s insurance and group health plans if the named executive officer incurs a qualifying termination and elects such coverage for the maximum amount of time permitted and constitute “double trigger” benefits. For a description of this continuation coverage, please see the subsection entitled “— Executive Change in Control and Severance Agreements” above.

(4)
The parties have agreed that the Company may pay up to an aggregate of $25,000,000, inclusive of any gross-up payments, to employees of the Company to facilitate the payment of taxes imposed by Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), including the named executive officers. An employee affected by such taxes must execute an agreement with the Company which contains covenants to remain employed with the Company through the closing of the Merger and to perform or accept any mitigation strategies that the Company and Parent may require in consultation with appropriate experts. As of the date of this filing, the Company has not entered into any arrangements providing for gross-up payments. To the extent any such amounts are paid, such amounts would constitute “single trigger” benefits.

Stockholder Approval of the Merger Not Required
The Company Board has approved the Merger Agreement, the Offer and the Merger, and Section 251(h) of the DGCL provides that following consummation (as defined in Section 251(h) of the DGCL) of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without a vote of the stockholders of the target corporation.
Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to the Company’s stockholders and beneficial owners of Shares who do not tender their Shares in the Offer, exercise their appraisal rights in connection with the Merger and properly demand and perfect such rights in accordance with Section 262 of the DGCL, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “— Appraisal Rights.” Any stockholder of the Company who does not validly exercise appraisal rights under the DGCL will receive the same cash consideration for his, her or its Shares as was payable in the Offer following the consummation of the Merger.
State Takeover Laws
A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents a Delaware corporation that is publicly traded or held of record by more than 2,000 stockholders from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other options, prior to such time the board of directors of the corporation approved either the business combination or the transactions that resulted in the stockholder becoming an interested stockholder.
In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, as described in Item 4 above and, for purposes of Section 203 of the DGCL. Prior to the time the Company Board approved the Merger Agreement and the consummation of the Transactions, neither Parent nor Purchaser was, or at any time during the three years before the execution of the Merger Agreement has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.
Appraisal Rights
No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of record of the Company and beneficial owners of Shares who (i) did not tender their Shares in the Offer, (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you properly demand and perfect such rights in accordance with Section 262 of the DGCL, you may be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares.
THIS SCHEDULE 14D-9 SERVES AS A NOTICE OF SUCH APPRAISAL RIGHTS PURSUANT TO SECTION 262 OF THE DGCL.
Persons who exercise appraisal rights under Section 262 of the DGCL will not receive the Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. They will receive an amount determined to be the “fair value” of their Shares following petition to, and an appraisal by, the Delaware Court of Chancery. Persons considering seeking appraisal should recognize that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as or less than the Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. Strict compliance with the procedures set forth in Section 262 of the DGCL is required. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the withdrawal, loss or waiver of appraisal rights. Consequently, and in view of the complexity of the provisions of Section 262 of the DGCL, persons wishing to exercise appraisal rights are urged to consult their legal and financial advisors before attempting to exercise such rights.
A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL and any amendments thereto after the date of this Schedule 14D-9. Any person who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that persons seek to exercise their appraisal rights under Section 262 of the DGCL. Failure to comply timely and properly with the requirements of Section 262 of the DGCL will result in the loss of a person’s appraisal rights under the DGCL. A person who loses his, her or its appraisal rights will be entitled to receive the Merger Consideration under the Merger Agreement, without interest. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to a holder of record of stock, unless otherwise expressly noted herein. All references in Section 262 of the DGCL and in this summary to a “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person, unless otherwise expressly noted. All references in Section 262 of the DGCL and in this summary to a “person” mean any individual, corporation, partnership, unincorporated association or other entity.
A holder of record or beneficial owner of Shares who (a) continuously holds or owns such Shares through the Effective Time, (b) does not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraws such Shares before the Offer Acceptance Time), (c) strictly complies with the procedures under Section 262 of the DGCL, (d) does not thereafter withdraw his, her or its demand for appraisal of such Shares and (e) in the case of a beneficial owner, a person who (i) reasonably identifies in his, her or its demand the holder of record of the shares for which the demand is made, (ii) provides documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (iii) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Chancery List (as defined below), will be entitled to receive the fair value of his, her or its Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest (unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown), if any, to be paid upon the amount determined to be the fair value. However, given that the Shares are listed on Nasdaq (and assuming the Shares remain so listed up until the Effective

Time), the Delaware Court of Chancery will dismiss any appraisal proceedings as to all holders of the Shares who are otherwise entitled to appraisal rights unless one of the ownership thresholds (as defined below) is met.
Under Section 262 of the DGCL, given that the Merger will be effected pursuant to Section 251(h) of the DGCL, the Company must, either before or within 10 days after the Effective Time, notify its stockholders that appraisal rights will be available, and such notice must include a copy of Section 262 of the DGCL or information directing such stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. Such notice may, and, if given on or after the Effective Time, must, include the Effective Time. If such notice does not include the Effective Time, the Company must send a second notice to all such stockholders before or within 10 days after the Effective Time notifying them of the Effective Time; provided, however, that if such second notice is sent later than the later of the consummation of the Offer and 20 days after the date of sending the first notice, such second notice need only be sent to each stockholder entitled to appraisal rights and any beneficial owner, in each case, who has demanded appraisal of his, her or its Shares in accordance with Section 262 of the DGCL. This Schedule 14D-9 constitutes the Company’s notice to its stockholders that appraisal rights are available in connection with the Merger, in compliance with the requirements of Section 262 of the DGCL.
If you elect to demand appraisal of your Shares, you must satisfy each of the following conditions: you must deliver to the Company a written demand for appraisal of your Shares within the later of the consummation of the Offer and 20 days after the date of this Schedule 14D-9, which constitutes notice of appraisal rights, and which demand must reasonably inform the Company of the identity of the holder of record of the Shares for which you have demanded appraisal (provided that a demand may be delivered to the Company by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice) and that the stockholder intends thereby to demand the appraisal of such holder’s Shares, and, for beneficial owners only, such demand must reasonably identify the record holder of the Shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and must provide an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Chancery List; you must not tender your Shares in the Offer (or, if tendered, you must properly and subsequently withdraw your acceptance before the Offer Acceptance Time); you must hold or own your Shares from the date of making the demand continuously through the Effective Time; and you must strictly comply with the other applicable requirements of Section 262 of the DGCL.
A person who elects to exercise appraisal rights must mail his, her or its written demand for appraisal to the following address:
Arcellx, Inc.
800 Bride Parkway
Redwood City, CA 94065
Attention: Rami Elghandour, Chief Executive Officer
with a copy to (which shall not constitute notice):
Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza
Spear Tower, Suite 3300
San Francisco, California 94105
Attention: Robert T. Ishii; Dan Koeppen; Ross J. Tanaka
At any time within 60 days after the Effective Time, any person who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the Merger Consideration specified by the Merger Agreement for that person’s Shares, without interest, by delivering to the Company a written withdrawal of the demand for appraisal. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the Company. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including, without limitation, a reservation of jurisdiction (which we refer to as a “reservation”) for any application (as defined below) to the Delaware Court of Chancery; provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the Merger Consideration within 60 days after the Effective Time. If the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to a person, such person will be entitled to receive only the fair value determined in any such appraisal proceeding, which value could be less than, equal to or more than the per share price being offered pursuant to the Merger Agreement.
Within 120 days after the Effective Time, but not thereafter, the Company and any person who has properly and timely demanded appraisal and otherwise complied with Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Company in the case of a petition filed by a person, demanding a determination of the fair value of the Shares held by all persons that have demanded appraisal. There is no present intent on the part of the Company to file an appraisal petition and persons seeking to exercise appraisal rights should assume that the Company will not file such a petition or initiate any negotiations with respect to the fair value of Shares. Accordingly, persons who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL. If, within 120 days after the Effective Time, no petition has been filed as provided above, all rights to appraisal will cease and any person that previously demanded appraisal will become entitled only to the Merger Consideration under the Merger Agreement.
In addition, within 120 days after the Effective Time, any person who has theretofore complied with the applicable provisions of Section 262 of the DGCL will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares (other than excluded stock (as defined in Section 251(h)(6)d. of the DGCL)) that were the subject of and were not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal were received by the Company and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand for appraisal directly, the record holder of such Shares will not be considered a separate stockholder holding such Shares for purposes of this aggregate number). Such statement must be given within 10 days after the written request therefor has been received by the Company or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.
Upon the filing of a petition by a person other than the Company, service of a copy of such petition must be made upon the Company and the Company will be required to, within 20 days after such service, file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal of their Shares and with whom the Company has not reached agreements as to the value of such Shares (the “Chancery List”). The Register in Chancery, if so ordered by the Delaware Court of Chancery, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the Company and to all such persons set forth on the Chancery List. The costs of any such notice are borne by the Company.
If a petition for an appraisal is timely filed by a person, at the hearing on such petition, the Delaware Court of Chancery will determine which persons have complied with Section 262 of the DGCL and have become entitled to appraisal rights provided thereby. If immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court of Chancery will dismiss the appraisal proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1,000,000. We refer to these conditions as the “ownership thresholds.” Given that the Shares are listed on Nasdaq (and assuming the Shares remain so listed up until the Effective Time), then the Delaware Court of Chancery will dismiss any appraisal proceedings as to all holders of the Shares who are otherwise entitled to appraisal rights unless one of the ownership thresholds is satisfied.
Upon application by the Company or any person entitled to participate in the appraisal proceedings, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to appraisal. Any person whose name appears on the Chancery List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262 of the DGCL.
Where proceedings are not dismissed, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceedings the Delaware Court of Chancery will determine the fair value of Shares taking into account all relevant factors, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Company may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue after such payment only on the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid by the Company as part of the pre-judgment payment to the person. The Company is under no obligation to make such voluntary cash payment prior to such entry of judgment.
When the fair value of the Shares is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the persons entitled to receive the same. Payment will be so made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Delaware Court of Chancery may be enforced.
Although the Company believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and persons should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Moreover, the Company does not anticipate offering more than the Merger Consideration to any person exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of the relevant Shares is less than the Merger Consideration.
In determining “fair value”, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or could be ascertained as of the date of the Merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting person’s exclusive remedy.
The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each person is responsible for his, her or its attorneys’ and expert witness fees, although, upon application of a person whose name appears on the Chancery List who participated in the proceeding and incurred expenses in connection therewith (which we refer to as an

“application”), the Delaware Court of Chancery may order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal not dismissed pursuant to the terms of Section 262 of the DGCL or subject to such an award pursuant to a reservation. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court of Chancery are subject to appellate review by the Delaware Supreme Court.
Any person who has duly demanded appraisal in compliance with Section 262 of the DGCL will not be entitled to vote for any purpose any Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or distributions payable to the holder of record at a date prior to the Effective Time.
If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, all rights to appraisal will cease and any person that previously demanded appraisal will become entitled only to the Merger Consideration under the Merger Agreement.
To the extent there are any inconsistencies between the foregoing summary, on the one hand, and Section 262 of the DGCL, on the other hand, Section 262 of the DGCL will govern.
Regulatory Approvals
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).
Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC or the Antitrust Division. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as promptly as reasonably practicable, but no later than twenty business days from the date of the Merger Agreement. Under the HSR Act, the required waiting period will expire at 11:59 p.m., Eastern Time, on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC or the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. The FTC or the Antitrust Division may terminate the waiting period at any point. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one additional waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent’s and the Company’s consent. It is also possible that Parent and the Company could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, under the HSR Act, neither the Company’s failure to make its filing nor failure to comply with its own Second Request will change the waiting period with respect to the purchase of Shares in the Offer.
The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions. Before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take action under the antitrust laws, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates.

Before or after the completion of the Offer and the Merger, states may also bring legal action under federal and state antitrust laws and consumer protection laws under certain circumstances. Private parties also may bring legal actions under the antitrust laws under certain circumstances.
Parent conducts business outside of the United States. Based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company believes that antitrust premerger notification clearances are required under the antitrust laws of the Republic of Austria, the Commonwealth of Australia and the Federal Republic of Germany. While neither the consummation of the Offer nor the Merger are subject to mandatory antitrust notifications to the antitrust authority in the U.K. or to the European Union and the Merger does not in the parties’ view create a sufficient local nexus given Parent’s pre-existing rights in relation to the Company’s activities in the European Union and the U.K., in the event that either such authority notifies Parent or Purchaser of its intention to review the arrangements, the consummation of the Offer or the Merger is conditional upon obtaining antitrust clearance from each such authority.
Based upon an examination of publicly available and other information relating to the businesses in which Parent is engaged, the Company believes that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be.
Legal Proceedings
As of the date of this Schedule 14D-9, there are no legal proceedings related to the Offer or the Merger.
Forward-Looking Statements
This Schedule 14D-9 filing contains “forward-looking statements.” These statements relate to future events and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “could,” “expects,” “plans,” “anticipates,” “believes,” and similar expressions intended to identify forward-looking statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Offer, the Merger and other related matters, prospective performance and opportunities, post-closing operations and the outlook for the businesses of the Company and Parent, including, without limitation, the ability of Parent to advance the Company’s product pipeline and successfully commercialize anitocabtagene autoleucel; the possibility of unfavorable results from clinical trials; regulatory applications and related timelines; and any assumptions underlying any of the foregoing. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger; (ii) the risk that the Offer or the Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; (x) the risk that no CVR Payments will be made under the CVR Agreement; and (xi) other factors as set forth from time to time in the Company’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2025 and any subsequent Form 10-Qs. Any forward-looking statements set forth in this Schedule 14D-9 filing speak only as of the date of this Schedule 14D-9 filing. The Company does not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof other than as required by law. You are cautioned not to place undue reliance on any forward-looking statements.
Where You Can Find Additional Information
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed from time to time with the SEC and other public filings of the Company made from time to time with the SEC.

ITEM 9.   EXHIBITS
The following Exhibits are filed herewith or incorporated herein by reference:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of March 6, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Gilead Sciences, Inc. and Ravens Sub, Inc., filed March 6, 2026 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Summary Advertisement, published March 6, 2026 in The New York Times (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)	Joint Press Release of Arcellx, Inc. and Gilead Sciences, Inc., dated February 23, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Arcellx, Inc. on February 23, 2026).
(a)(5)(B)	Email message to Arcellx, Inc. investors from Rami Elghandour, President and Chief Executive Officer of Arcellx, Inc., dated February 23, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by Arcellx, Inc. on February 23, 2026).
(a)(5)(C)	Email message to Arcellx, Inc. analysts from Rami Elghandour, President and Chief Executive Officer of Arcellx, Inc., dated February 23, 2026 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by Arcellx, Inc. on February 23, 2026).
(a)(5)(D)	Social media post of Arcellx, Inc., dated February 23, 2026 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed with the SEC by Arcellx, Inc. on February 23, 2026).
(a)(5)(E)	Email message from Gilead Sciences, Inc. to Gilead Sciences, Inc. investors, dated February 23, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Gilead Sciences, Inc. and Ravens Sub, Inc. filed with the SEC on February 23, 2026).
(a)(5)(F)	LinkedIn post by Gilead Sciences, Inc. on February 23, 2026 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C of Gilead Sciences, Inc. and Ravens Sub, Inc. filed with the SEC on February 23, 2026).
(a)(5)(G)	X post by Gilead Sciences, Inc. on February 23, 2026 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C of Gilead Sciences, Inc. and Ravens Sub, Inc. filed with the SEC on February 23, 2026).
(a)(5)(H)*	Centerview Partners LLC Opinion Letter to the Company Board of Directors of Arcellx, Inc., dated February 23, 2026 (included as Annex A to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of February 22, 2026, by and among Arcellx, Inc., Gilead Sciences, Inc. and Ravens Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Arcellx, Inc. on February 23, 2026).
(e)(2)*	Confidentiality Agreement, dated as of February 18, 2026, by and between Arcellx, Inc. and Gilead Sciences, Inc.
(e)(3)	Amended and Restated Certificate of Incorporation of Arcellx, Inc. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC by Arcellx, Inc. on August 14, 2023).
(e)(4)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Arcellx, Inc. (incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q filed with the SEC by Arcellx, Inc. on August 14, 2023).

Exhibit No.	Description
(e)(5)	Second Amended and Restated Bylaws of Arcellx, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Arcellx, Inc. on December 16, 2022).
(e)(6)	Form of Arcellx, Inc. Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed with the SEC by Arcellx, Inc. on January 14, 2022).
(e)(7)	Arcellx, Inc. 2017 Equity Incentive Plan, as amended, and forms of agreement thereunder (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed with the SEC by Arcellx, Inc. on January 14, 2022).
(e)(8)	Arcellx, Inc. 2022 Equity Incentive Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A filed with the SEC by Arcellx, Inc. on January 31, 2022).
(e)(9)	Arcellx, Inc. 2022 Employee Stock Purchase Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by Arcellx, Inc. on November 14, 2022).
(e)(10)	Confirmatory Employment Letter, dated as of January 31, 2022, by and between Arcellx, Inc. and Rami Elghandour (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1/A filed with the SEC by Arcellx, Inc. on January 31, 2022).
(e)(11)	Confirmatory Employment Letter, dated as of January 31, 2022, by and between Arcellx, Inc. and Christopher Heery, M.D. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1/A filed with the SEC by Arcellx, Inc. on January 31, 2022).
(e)(12)	Employment Agreement, dated as of April 1, 2022, by and between Arcellx, Inc. and Michelle Gilson (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Arcellx, Inc. on May 23, 2022).
(e)(13)	Form of Executive Change in Control and Severance Agreement (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the SEC by Arcellx, Inc. on January 14, 2022).
(e)(14)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Arcellx, Inc. on February 23, 2026).
(e)(15)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Arcellx, Inc. on February 23, 2026).
(e)(16)	Collaboration and License Agreement, dated December 8, 2022, by and between Arcellx, Inc. and Kite Pharma, Inc. (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K filed with the SEC by Arcellx, Inc. on March 29, 2023).
(e)(17)	Amendment No. 1 to Collaboration and License Agreement, dated November 15, 2023, by and between Arcellx, Inc. and Kite Pharma, Inc. (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K filed with the SEC by Arcellx, Inc. on February 28, 2024).
(e)(18)	Common Stock Purchase Agreement, dated December 8, 2022, by and between Arcellx, Inc. and Gilead Sciences, Inc. (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed with the SEC by Arcellx, Inc. on March 29, 2023).
(e)(19)	Common Stock Purchase Agreement, dated November 15, 2023, by and between Arcellx, Inc. and Gilead Sciences, Inc. (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed with the SEC by Arcellx, Inc. on February 28, 2024).
(e)(20)	Amended and Restated Standstill Agreement, dated November 15, 2023, by and between Arcellx, Inc. and Gilead Sciences, Inc. (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed with the SEC by Arcellx, Inc. on February 28, 2024).

*
Filed herewith.

Annex A — Centerview Partners LLC Opinion Letter

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.
Arcellx, Inc.
By:
/s/ Rami Elghandour

Name:
Rami Elghandour

Title:
President and Chief Executive Officer

Dated: March 6, 2026

Annex A
Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
February 23, 2026
The Board of Directors
Arcellx, Inc.
800 Bridge Parkway
Redwood City, CA 94065
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Arcellx, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Gilead Sciences, Inc., a Delaware corporation (“Parent), Ravens Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer (the “Offer”) to acquire all of the Shares in exchange for consideration consisting of (a) $115.00 per Share in cash (the “Closing Amount”) plus (b) one contractual contingent value right (a “CVR”) per Share, representing the right to receive the Milestone Payment (as such term is defined in the Contingent Value Rights Agreement in the form attached to the Agreement (the “CVR Agreement”)), if any, subject to the terms and conditions set forth in the CVR Agreement (the Closing Amount, taken together (and not separately) with one CVR, the “Consideration”), in each case, net to the seller in cash without interest, subject to any applicable withholding taxes, and (ii) that, following completion of the Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Offer and the other transactions contemplated by the Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger other than (i) Shares then held by the Company (including in the Company’s treasury), Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and (ii) Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration, without interest, subject to any applicable withholding taxes. The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past
31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019
PHONE: (212)380-2650 FAX: (212)380-2651 WWW CENTERVIEWPARTNERS.COM

two years, we have not been engaged to provide financial advisory or other services to Parent or Purchaser, and we have not received any compensation from Parent during such period. Our UK affiliate, Centerview Partners UK LLP (“CPUK”), is currently providing financial advisory services unrelated to the Company to a company in which Parent owns an approximately 25% equity interest, in connection with certain strategic matters. CPUK has not received any compensation from such company, but may receive compensation in the future. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Purchaser or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated February 22, 2026 and the form of CVR Agreement (the “Draft Agreement”); (ii) the Annual Reports on Form 10-K of the Company for the years ended December 31, 2024, December 31, 2023 and December 31, 2022; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company, including the probability of realizing the Milestone Payment under the CVR Agreement and the timing of such payments, prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and CVR Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, liquidity, probability of full payout or otherwise, or any other agreements or arrangements contemplated by the Agreement or the CVR Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement, the CVR Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement and the CVR Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC